                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-67667

                                     [LOGO]

                                 140,146 SHARES
                            KEY ENERGY SERVICES, INC.

                                  COMMON STOCK

                              -------------------

         This prospectus relates to 140,146 shares of our common stock issued in connection with the acquisition of certain assets of Alliance Drilling Corporation. The terms of this acquisition were determined by direct negotiations with the owners of the business, and the shares of common stock issued are valued at prices reasonably related to current market prices. Our common stock is listed on the New York Stock Exchange under the symbol "KEG." The last reported sale price of our common stock on December 20, 2000 was $8.3125 per share.

         We will pay all expenses of this offering. No underwriting discounts or commissions will be paid in connection with the issuance of common stock in business combination transactions or acquisitions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an underwriter within the meaning of Section 2(11) of the Securities Act of 1933.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-2 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 6 OF THE PROSPECTUS DATED JUNE 21, 1999.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

          The date of this prospectus supplement is December 21, 2000.

                                TABLE OF CONTENTS

Prospectus Supplement                                                                                            Page
---------------------                                                                                            ----
The Offering                                                                                                      S-1
Risk Factors                                                                                                      S-2
Use Of Proceeds                                                                                                   S-3
Price Range Of Common Stock And Dividend Policy                                                                   S-3
Selected Financial Data                                                                                           S-4
Cautionary Note Regarding Forward-Looking Statements                                                              S-5
Management's Discussion And Analysis Of Financial Condition And Results Of Operations                             S-5
Business                                                                                                         S-17
Management                                                                                                       S-23
Certain Relationships And Related Transactions                                                                   S-29
Ownership Of Capital Stock                                                                                       S-30
Plan Of Distribution                                                                                             S-31
Legal Matters                                                                                                    S-31
Experts                                                                                                          S-31
Index to Consolidated Financial Statements                                                                        F-1

Prospectus                                                                                                       Page
----------                                                                                                       ----
Where You Can Find More Information                                                                                 3
Key Energy Services, Inc.                                                                                           4
The Offering                                                                                                        4
Ratio of Earnings of Fixed Charges                                                                                  5
Forward-Looking Statements                                                                                          6
Risk Factors                                                                                                        6
Acquisition Terms                                                                                                  11
Selling Security Holders and Plan of Distribution                                                                  12
Description of Debt Securities                                                                                     13
Description of Capital Stock                                                                                       17
Description of Warrants                                                                                            18
Legal Matters                                                                                                      18
Experts                                                                                                            19

                          -----------------------------

         You should rely only on the information contained in this prospectus and prospectus supplement. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the prospectus may only be used where it is legal to sell these securities. The information in this prospectus and prospectus supplement is only accurate as of the date of this document.

                                  THE OFFERING

Common stock offered........................      140,146 shares

Common stock to be outstanding
after the Offering (1)......................      97,967,690 shares

Use of proceeds.............................      The shares of common stock
                                                  offered by this prospectus
                                                  are being issued in exchange
                                                  for substantially all the
                                                  assets of Alliance Drilling
                                                  Corporation. The Company
                                                  intends to use the assets in
                                                  the operation of its
                                                  business. The Company will
                                                  not receive any cash
                                                  proceeds in exchange for
                                                  issuance of the shares.

New York Stock Exchange  symbol.............      KEG

------------------
(1) Based on 97,827,544 shares of common stock outstanding as of December 20, 2000. Excludes shares of common stock reserved for future issuance.

                                  RISK FACTORS

RISK ASSOCIATED WITH OIL AND GAS INDUSTRY--OUR BUSINESS IS DEPENDENT ON CONDITIONS IN THE OIL AND GAS INDUSTRY, ESPECIALLY THE PRODUCTION EXPENDITURES OF OIL AND GAS COMPANIES.

         The demand for our services is directly influenced by current and anticipated oil and gas prices, oil and gas production costs, government regulation, conditions in the worldwide oil and gas industry, and particularly on the level of development, exploration and production activity of, and corresponding spending by, oil and gas companies. Most of our operations are in the United States where the demand for well servicing and related services has been subject to significant historical fluctuations. When oil or gas prices are weak, fewer wells are drilled, resulting in less drilling and less maintenance work for us. Oil and gas prices have increased recently, and as a result, demand for our services also has increased. However, periods of diminished oil and gas prices can be expected in the future, and demand for our services may decrease during those or other periods. In light of these and other factors relating to the oil and gas industry, our historical operating results may not be indicative of future performance. In addition, reductions in oil or gas prices can result in a reduction in the trading price of our common stock, even if the reduction in oil or gas prices does not affect our business generally.

                                 USE OF PROCEEDS

         We will not receive any proceeds of this offering other than the value of the businesses or properties we acquire in the proposed acquisitions.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is currently traded on the New York Stock Exchange, under the symbol "KEG." The following tables sets forth, for the periods indicated, the high and low sales prices of our common stock on the New York Stock Exchange for the first quarter of fiscal 2001, fiscal 2000 and fiscal 1999, as derived from published sources.

                                                                             HIGH                LOW
                                                                        ---------------    -----------------
           Fiscal Year Ending 2001:
                    First Quarter.....................................      11  7/16            7   1/16
           Fiscal Year Ending 2000:
                    Fourth Quarter....................................      11  7/8             8   1/16
                    Third Quarter.....................................      12  1/4             5
                    Second Quarter....................................       6  7/8             3   7/8
                    First Quarter.....................................  $    5  13/16      $    3   3/8
           Fiscal Year Ending 1999:
                    Fourth Quarter....................................       4  1/2             2   15/16
                    Third Quarter.....................................       5  5/8             3   1/16
                    Second Quarter....................................      11  3/8             3   5/16
                    First Quarter.....................................  $   14  15/16           6   1/8

         We did not pay dividends on our common stock during the fiscal years ended June 30, 2000, 1999 or 1998. We do not intend, for the foreseeable future, to pay dividends on our common stock. In addition, we are contractually restricted from paying dividends under the terms of our existing credit facilities.

         On December 20, 2000, the last reported sale price for our Common Stock was $8.3125 per share.

                             SELECTED FINANCIAL DATA

                                                                      FISCAL YEAR ENDED JUNE 30,
                                                  --------------------------------------------------------------------
                                                    2000         1999(1)           1998          1997        1996(1)
                                                  ----------    -----------     -----------    ----------    ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
    Revenues................................      $ 637,732     $  491,817      $  424,543     $ 165,773     $66,007
    Operating costs:
      Direct costs..........................       462,386        371,428         293,448       114,598       47,112
      Depreciation, depletion and amortization      70,972         62,074          31,001        11,076        4,701
      General and administrative............        58,772         53,108          38,987        17,447        6,011
      Bad debt expense......................         1,648          5,928             826            98          131
      Debt issuance costs...................            --          6,307              --            --           --
      Restructuring charge..................            --          4,504              --            --           --
      Interest..............................        71,930         67,401          21,476         7,879        2,477
    Income before income taxes and minority
      interest..............................       (27,976)       (78,933)         38,805        14,675        5,575
    Net income..............................       (18,959)       (53,258)         24,175         9,098        3,586
    INCOME PER COMMON SHARE:
      Basic.................................      $  (0.23)     $   (1.94)      $    1.41      $   0.81      $  0.46
      Diluted...............................      $  (0.23)     $   (1.94)      $    1.23      $   0.66      $  0.45
    Average common shares outstanding:
      Basic.................................        83,815         27,501          17,153        11,216        7,789
      Assuming full dilution................        83,815         27,501          24,024        17,632        7,941
    Common shares outstanding at period end.        97,210         82,738          18,267        12,298       10,414
    Market price per common share at period end   $   9.64      $    3.56           13.12         17.81         8.19
    Cash dividends paid on common shares....      $     --      $      --       $      --      $     --      $    --
BALANCE SHEET DATA:
      Cash..................................      $109,873      $  23,478       $  25,265      $ 41,704      $ 4,211
      Current assets........................       253,589        132,543         127,557        93,333       27,481
      Property and equipment................       920,437        871,940         547,537       227,255       96,127
      Property and equipment, net...........       760,561        769,562         499,152       208,186       87,207
      Total assets..........................     1,246,265      1,148,138         698,640       320,095      121,722
      Current liabilities...................        97,624         73,151          48,029        33,142       24,339
      Long-term debt, including current portion    666,600        699,978         399,779       174,167       46,825
      Stockholders' equity..................       382,887        288,094         154,928        73,179       41,624
OTHER DATA:
      Adjusted EBITDA(2)....................      $116,574      $  67,281       $  92,108      $ 33,728      $12,884
      Net cash (used in) provided by:
        Operating activities................        37,051        (13,427)         40,925           843        7,121
        Investing activities................       (37,766)      (294,654)       (306,339)      (80,749)     (13,551)
        Financing Activities................        87,110        306,294         248,975       117,399        9,366
        Working capital.....................       155,965         59,392          79,528        60,191        3,142
        Book value per common share(3)......      $   3.94      $    3.47       $    8.48      $   5.95      $  4.00

-----------------
(1) THE FINANCIAL DATA FOR THE YEAR ENDED JUNE 30, 1996 INCLUDES THE ALLOCATED PURCHASE PRICE OF WELLTECH EASTERN AND THE RESULTS OF THEIR OPERATIONS, BEGINNING MARCH 27, 1996. THE FINANCIAL DATA FOR THE YEAR ENDED JUNE 30, 1999 INCLUDES THE ALLOCATED PURCHASE PRICE OF DAWSON PRODUCTION SERVICES, INC. AND THE RESULTS OF THEIR OPERATIONS BEGINNING SEPTEMBER 15, 1998.

(2) ADJUSTED EBITDA IS NET INCOME BEFORE INTEREST EXPENSE, INCOME TAXES, DEPRECIATION, DEPLETION AND AMORTIZATION, BAD DEBT EXPENSE, DEBT ISSUANCE COSTS CHARGED TO EARNINGS, RESTRUCTURING CHARGE AND EXTRAORDINARY ITEMS. ADJUSTED EBITDA IS PRESENTED BECAUSE OF ITS ACCEPTANCE AS A COMPONENT OF A COMPANY'S POTENTIAL VALUATION IN COMPARISON TO COMPANIES IN THE SAME INDUSTRY AND OF A COMPANY'S ABILITY TO SERVICE OR INCUR DEBT. MANAGEMENT INTERPRETS TRENDS INDICATED BY CHANGES IN ADJUSTED EBITDA AS AN INDICATOR OF THE EFFECTIVENESS OF ITS STRATEGIES IN ACHIEVING REVENUE GROWTH AND CONTROLLING DIRECT AND INDIRECT COSTS OF SERVICES PROVIDED. INVESTORS SHOULD CONSIDER THAT THIS MEASURE DOES NOT TAKE INTO CONSIDERATION DEBT SERVICE, INTEREST EXPENSES, COSTS OF CAPITAL, IMPAIRMENTS OF LONG LIVED ASSETS, DEPRECIATION OF PROPERTY, THE COST OF REPLACING EQUIPMENT OR INCOME TAXES. ADJUSTED EBITDA SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO NET INCOME, INCOME BEFORE INCOME TAXES, CASH FLOWS FROM OPERATING ACTIVITIES OR ANY OTHER MEASURE OF FINANCIAL PERFORMANCE PRESENTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT INTENDED TO REPRESENT CASH FLOW. ADJUSTED EBITDA MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES OF OTHER COMPANIES.

(3) BOOK VALUE PER COMMON SHARE IS STOCKHOLDERS' EQUITY AT PERIOD END DIVIDED BY THE NUMBER OF OUTSTANDING COMMON SHARES AT PERIOD END.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         The statements in this document that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements. Further events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

         o fluctuations in world-wide prices and demand for oil and natural gas;

         o fluctuations in the level of oil and natural gas exploration and development activities;

         o fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services;

         o the existence of competitors, technological changes and developments in the industry;

         o the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; and

         o general economic conditions, the existence of regulatory uncertainties, the possibility of political instability in any of the countries in which we conduct business, in addition to the other matters discussed herein.

         The following discussion provides information to assist in the understanding of our financial condition and results of operations. It should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus supplement. Please note that certain reclassifications have been made to the fiscal 1999 and 1998 financial data presented below to conform to the fiscal 2000 presentation. The reclassifications consist primarily of reclassifying as drilling revenues and expenses, revenues and expenses from the limited drilling operations conducted by certain of our well servicing divisions that were previously included in well servicing revenues and expenses in order to report the results of all drilling operations separately.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2000 VERSUS THREE MONTHS ENDED SEPTEMBER 30,
1999

         Our revenue for the first quarter of fiscal 2001 totaled $191,679,000, representing an increase of $41,787,000, or 28.0% as compared to the prior year period. The increase in the current period reflects higher activity levels and improved rates. Our net income for the first quarter of fiscal 2001 totaled $8,707,000, or $0.09 per share, versus a net loss of $9,451,000, or $0.11 per share, for the prior year period.

OPERATING REVENUES

         WELL SERVICING. Well servicing revenues for the quarter ended September 30, 2000 increased $35,748,000, or 27.3%, to $166,565,000 from
$130,817,000 for the three months ended September 30, 1999. The increase in revenues was primarily due to an increase in the number of hours worked and the effect of higher rig and fluid hauling rates.

         CONTRACT DRILLING. Revenues from contract drilling activities for the quarter ended September 30, 2000 increased $5,687,000, or 34.6%, to $22,145,000 from $16,458,000 for the three months ended September 30, 1999. The increase in revenues was primarily due to an increase in equipment utilization and the effect of higher prices.

         OIL AND NATURAL GAS PRODUCTION. Revenues from oil and natural gas production activities for the quarter ended September 30, 2000 increased $70,000, or 3.5%, to $2,090,000 from $2,020,000 for the three months ended
September 30, 1999. The increase in revenues was due to higher oil and natural gas prices which were partially offset by lower production volumes.

OPERATING EXPENSES

         WELL SERVICING. Well servicing expenses for the quarter ended September 30, 2000 increased $12,472,000, or 12.6%, to $111,686,000 from
$99,214,00 for the three months ended September 30, 1999. The increase was primarily due to a higher level of activity, increased wages and the cost of bringing crews and previously idle equipment on line. Well servicing expenses, as a percentage of well servicing revenue, decreased to 67.1% for the three months ended September 30, 2000 from 75.8% for the three months ended September 30, 1999.

         CONTRACT DRILLING. Expenses related to contract drilling activities for the quarter ended September 30, 2000 increased $3,187,000, or 22.3%, to $17,458,000 from $14,271,000 for the three months ended September 30, 1999. The increase was primarily due to higher wages and the cost of bringing crews and previously idle equipment on line and was partially offset by a shift away from turnkey contracts to footage and day rates. Contract drilling expenses, as a percentage of contract drilling revenues, decreased to 78.8% for the three months ended September 30, 2000 from 86.7% for the three months ended September 30, 1999.

         OIL AND NATURAL GAS PRODUCTION. Expenses related to oil and natural gas production activities for the quarter ended September 30, 2000 increased $323,000, or 32.3%, to $1,323,000 from $1,000,000 for the three months ended
September 30, 1999. Oil and natural gas production costs decreased to $6.98 per BOE for the three months ended September 30, 2000 from $7.32 per BOE for the three months ended September 30, 1999. The increase in production costs is primarily due to increased rates for electricity and other operating services partially offset by lower production volumes.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

         Our depreciation, depletion and amortization expense for the quarter ended September 30, 2000 increased $1,490,000, or 8.9% to $18,311,000 from
$16,821,000 for the three months ended September 30, 1999. The increase is due to increased capital expenditures during the past twelve months as we refurbished equipment and increased utilization of its contract drilling equipment (which it depreciates based on utilization).

GENERAL AND ADMINISTRATIVE EXPENSES

         Our general and administrative expenses for the quarter ended September 30, 2000 increased $455,000, or 3.3% to $14,367,000 from $13,912,000 for the three months ended September 30, 1999. The increase was due to higher administrative costs necessitated by growth of our operations as a result of improved industry conditions. Despite the increased costs, general and administrative expenses, as a percentage of revenues, decreased to 7.5% for the three months ended September 30, 2000 from 9.3% for the three months ended September 30, 1999.

INTEREST EXPENSE

         Our interest expense for the quarter ended September 30, 2000 decreased $1,277,000, or 7.3% to $16,111,000, from $17,388,000 for the three months ended September 30, 1999. The decrease was primarily due to a significant reduction in our long-term debt using proceeds from our equity offering and operating cash flow and was partially offset by higher interest rates on our floating rate debt. Included in the interest expense was the amortization of debt issuance costs of $1,408,000 and $1,255,000 for the three months ended September 30, 2000 and 1999, respectively.

BAD DEBT EXPENSE

         Our bad debt expense for the quarter ended September 30, 2000 decreased $283,000, or 59.3% to $194,000 from $477,000 for the three months ended September 30, 1999. The decrease was largely due to an improvement in market conditions for our customers.

EXTRAORDINARY GAIN

         During the three months ended September 30, 2000, we repurchased $10,996,000 of our long-term debt which resulted in an after-tax gain of $1,197,000.

INCOME TAXES

         Our income tax expense for the quarter ended September 30, 2000 increased $8,459,000 to an expense of $4,719,000 from a benefit of $3,740,000 for the three months ended September 30, 1999. The increase in income tax expense is due to the increase in pretax income. Our effective tax rate for the three months ended September 30, 2000 and 1999 was 39% and 28%, respectively. The effective tax rates are different from the statutory rate of 35% because of the disallowance of certain goodwill amortization, other non-deductible expenses and state and local taxes. We do not expect to be required to remit federal income taxes for the next few fiscal years because of the availability of net operating loss carry forwards from fiscal 1999 and previous years.

FISCAL YEAR ENDED JUNE 30, 2000 VERSUS FISCAL YEAR ENDED JUNE 30, 1999

         Our results of operations for the year ended June 30, 2000 reflect the impact of the recent industry recovery resulting from increased commodity prices which in turn caused increased demand for our equipment and services during fiscal 2000. The positive impact of this increased demand on our operating results was partially offset by increased operating expenses incurred as a result of the increase in our business activity.

         Our revenues for the year ended June 30, 2000 increased $145,915,000, or 29.7%, to $637,732,000 from $491,817,000 in fiscal 1999, while net income for fiscal 2000 increased $34,299,000 to a net loss of $18,959,000 from a net loss of $53,258,000 in fiscal 1999. The increase in revenues is due to improved operating conditions and higher rig hours, the full year effect of the acquisitions completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing. The decrease in net loss is the result of improved operating conditions, higher pricing, and cost reduction initiatives. In addition, fiscal 1999 included non-recurring charges for debt issuance costs and restructuring initiatives as well as higher bad debt expense.

OPERATING REVENUES

         WELL SERVICING. Well servicing revenues for the year ended June 30, 2000 increased $125,835,000 or 29%, to $559,492,000 from $433,657,000 in fiscal 1999. The increase was due to increased demand for our well servicing equipment and services, the full year effect of the acquisitions completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing.

         CONTRACT DRILLING. Contract drilling revenues for the year ended June 30, 2000 increased $17,815,000, or 35.2%, to $68,428,000 from $50,613,000 in fiscal 1999. The increase was due to increased demand for our contract drilling equipment and services, the full year effect of the acquisition completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing.

         OIL AND NATURAL GAS PRODUCTION. Oil and natural gas production revenues for the year ended June 30, 2000 increased $2,930,000, or 45.3%, to $9,391,000 from $6,461,000 in fiscal 1999. The increase was due to a 44% increase in the price of oil and gas received on a barrel of oil equivalent
(BOE) basis in fiscal 2000 compared to fiscal 1999, partially offset by a 2% decrease in the volume of oil and gas produced on a BOE basis.

OPERATING EXPENSES

         WELL SERVICING. Well servicing expenses for the year ended June 30, 2000 increased $74,975,000, or 23.1%, to $399,940,000 from $324,965,000 in fiscal 1999. The increase in expenses is due to higher utilization of our well servicing equipment, higher labor costs and the overall increase in our well servicing business. Despite the increased costs, well servicing expenses as a percent of well servicing revenues decreased from 74.9% for fiscal 1999 to 71.5% for fiscal 2000. The margin improvement is due to improved operating efficiencies and the effects of higher pricing.

         CONTRACT DRILLING. Contract drilling expenses for the year ended June 30, 2000, increased $14,743,000, or 33.8%, to $58,299,000 from $43,556,000 in fiscal 1999. The increase is due to higher utilization of our contract drilling equipment, higher labor costs and the overall increase in our contract drilling business. Despite the increased costs, contract drilling expenses as a percentage of contract drilling revenues decreased from 86.1% in fiscal 1999 to 85.2% in fiscal 2000. The margin improvement is due to improved operating efficiencies and the effects of higher pricing.

         OIL AND NATURAL GAS PRODUCTION. Oil and natural gas production expenses for the year ended June 30, 2000, increased $1,240,000, or 42.7%, to $4,147,000 from $2,907,000 in fiscal 1999. The increase is due to higher production costs partially offset by lower production. Oil and natural gas production costs increased from $5.50 per BOE in fiscal 1999 to $6.60 per BOE in fiscal 2000. The increase in cost per BOE is primarily due to increased costs incurred in bringing previously dormant wells back into production.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

         Our depreciation, depletion and amortization expense for the year ended June 30, 2000 increased $8,898,000, or 14.3%, to $70,972,000 from
$62,074,000 in fiscal 1999. The increase is due to higher capital expenditures incurred during fiscal 2000 as we refurbished equipment and increased utilization of our contract drilling equipment (which it depreciates based on utilization).

GENERAL AND ADMINISTRATIVE EXPENSES

         Our general and administrative expenses for the year ended June 30, 2000 increased $5,664,000, or 10.7%, from $53,108,000 to $58,772,000 in fiscal
2000. The increase was due to higher administrative costs necessitated by the growth of our operations as a result of the fiscal 1999 acquisitions and improved industry conditions. Despite the increased costs, general and administrative expenses as a percentage of total revenues declined from 10.8% in fiscal 1999 to 9.2% in fiscal 2000.

INTEREST EXPENSE

         Our interest expense for the year ended June 30, 2000 increased $4,529,000, or 6.7%, to $71,930,000 from $67,401,000 in fiscal 1999. The increase was primarily due to the full year effect of the debt incurred in connection with the acquisitions completed during the early portion of fiscal 1999, and, to a lesser extent, higher interest rates during fiscal 2000 Partially offset by the impact of the long-term debt reduction during fiscal 2000.

BAD DEBT EXPENSE

         Our bad debt expense for the year ended June 30, 2000 decreased $4,280,000, or 72.2%, to $1,648,000 from $5,928,000 in fiscal 1999. The decrease was primarily due to improved industry conditions for our customers and, to a lesser extent, the centralization of our internal credit approval process.

EXTRAORDINARY GAIN

         During the fourth quarter of fiscal 2000, we repurchased $10,190,000 of our 5% Convertible Subordinated Notes which resulted in an after-tax gain of $1,611,000.

INCOME TAXES

         Our income tax benefit for the year ended June 30, 2000 decreased $18,269,000 to $7,406,000 from $25,675,000 in fiscal 1999. The decrease in income tax benefit is due to the decrease in pretax loss. Our effective tax benefit rate for fiscal 2000 and 1999 was 26.5% and 32.5%, respectively. The fiscal 2000 effective tax benefit rate is different from the statutory rate of 35% because of the disallowance of certain goodwill amortization and other non-deductible expenses. The decrease in the fiscal 2000 effective tax benefit rate was due to an increase in the amount of disallowed items primarily as a result of the full year effect of the goodwill amortization of the acquisitions completed during the early portion of fiscal 1999. We do not expect to be required to remit significant federal income taxes for the next few fiscal years because of the availability of net operating loss carryforwards from fiscal 2000 and previous years.

CASH FLOW

         The net cash provided by operating activities for the year ended June 30, 2000 increased $50,478,000 to a positive $37,051,000 from a negative $13,427,000 in fiscal 1999. The increase is due to higher revenues resulting from increased demand for our equipment and services, the full year effect of the acquisitions completed during the early portion of fiscal 1999 and, to a lesser extent, higher pricing, partially offset by higher operating and general and administrative expenses resulting from increased business activity.

         The net cash we used in investing activities for the year ended June 30, 2000 decreased $256,888,000, or 87.2%, to $37,766,000 from $294,654,000 in fiscal 1999. The decrease is due to no acquisitions having occurred during fiscal 2000 partially offset by higher capital expenditures.

         The net cash provided by our financing activities for the year ended June 30, 2000 decreased $219,184,000, or 71.6%, to $87,110,000 from
$306,929,000 in fiscal 1999. The decrease is primarily the result of significantly decreased borrowings during fiscal 2000 and, to a lesser extent, the repayment of long-term debt partially offset by proceeds from our equity offering and the Production Payment.

FISCAL YEAR ENDED JUNE 30, 1999 VERSUS FISCAL YEAR ENDED JUNE 30, 1998

         Our results of operations for the year ended June 30, 1999 reflect the impact of a significant and unprecedented decline in demand for our equipment and services in all of our lines of business experienced from December 1998 to March 1999. We believe that the decline in demand for its equipment and services during fiscal 1999 was due solely to the adverse impact on its customers' capital spending caused by a decline in oil prices to a twelve-year low of below $11.00 per barrel in December 1998, and, to a lesser extent, a significant decline in natural gas prices (see Major Developments During Fiscal 2000--Industry Recovery). Near the beginning of this decline, during the first four months of fiscal 1999, we completed seven acquisitions. While the positive impact of these fiscal 1999 acquisitions (as well as the impact of a full 12 months of the prior fiscal year's acquisitions) on our revenues compensated for the negative revenue impact of the decline in business, the acquisitions could not compensate for and could only partially offset our decline in net income (see Note 3 to Consolidated Financial Statements--Business and Property Acquisitions).

         Our revenues for the year ended June 30, 1999 increased $67,274,000, or 15.8%, to $491,817,000 in fiscal 1999 from $424,543,000 in fiscal 1998, while net income for fiscal 1999 decreased $77,433,000 to a net loss of $53,258,000 in fiscal 1999, from a positive $24,175,000 in fiscal 1998. The increase in revenues was primarily due to well servicing and contract drilling acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999, partially offset by a significant decline in equipment utilization and, to a lesser extent, pricing of oilfield services throughout fiscal 1999. The decrease in net income is due to the decline in equipment utilization and, to a lesser extent, pricing of oilfield services during most of fiscal 1999 and the existence of a high level of fixed costs and expenses, including depreciation, depletion and amortization, general and administrative, and interest. In addition, fiscal 1999 included charges for bad debt expense, debt issuance costs and restructuring that were far greater than such charges taken during fiscal 1998.

OPERATING REVENUES

         WELL SERVICING. Well servicing revenues for the year ended June 30, 1999 increased $77,419,000 or 21.7%, to $433,657,000 in fiscal 1999 from
$356,238,000 in fiscal 1998. The increase in revenues was primarily due to acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999 partially offset by a significant decline in equipment utilization and, to a lesser extent, pricing of oilfield services throughout fiscal 1999.

         CONTRACT DRILLING. Revenues from contract drilling activities for the year ended June 30, 1999 decreased $7,586,000, or 13%, to $50,613,000 in fiscal 1999 from $58,199,000 in fiscal 1998. The decrease in revenues was primarily due to a significant decline in equipment utilization and, to a lesser extent, pricing of oilfield services throughout fiscal 1999 partially offset by acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999.

         OIL AND NATURAL GAS PRODUCTION. Revenues from oil and natural gas production activities for the year ended June 30, 1999 decreased $569,000, or 8%, to $6,461,000 in fiscal 1999 from $7,030,000 in fiscal 1998. The decrease in revenues was primarily due to a 21% decrease in the price of oil and gas received on a barrel of oil equivalent ("BOE") basis in fiscal 1999, compared to fiscal 1998, partially offset by a 16% increase, from fiscal 1998 to fiscal 1999, in the volume of oil and gas produced on a BOE basis.

OPERATING EXPENSES

         WELL SERVICING. Well servicing expenses for the year ended June 30, 1999 increased $77,360,000, or 31.2%, to $324,965,000 in fiscal 1999 from
$247,605,000 in fiscal 1998. The increase was primarily due to acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999 partially offset by a significant decline in equipment utilization and, to a lesser extent, pricing of oilfield services throughout fiscal 1999. Well servicing expenses, as a percentage of well servicing revenue, increased to 75% for fiscal 1999 from 69.5% for fiscal 1998. The increase was due to a shift in revenue mix from higher margin, higher priced well services to lower margin, lower priced well services, reduced pricing for well services, and a lag in reducing costs in response to declines in utilization and revenues.

         CONTRACT DRILLING. Expenses related to contract drilling activities for the year ended June 30, 1999 increased $696,000, or 1.6%, from $42,860,000 in fiscal 1998 to $43,556,000 in fiscal 1999. The increase was primarily due to acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999 offset by a decline in equipment utilization and, to a lesser extent, pricing of oilfield services throughout fiscal 1999. Contract drilling expenses, as a percentage of contract drilling revenues, increased to 86.1% in fiscal 1999 from 73.6% in fiscal 1998. The increase was due to reduced pricing for contract drilling and a lag in reducing costs in response to declines in utilization and revenues.

         OIL AND NATURAL GAS PRODUCTION. Expenses related to oil and natural gas production activities for the year ended June 30, 1999 decreased $76,000, or 3%, to $2,907,000 in fiscal 1999 from $2,983,000 in fiscal 1998. Oil and natural gas production costs decreased to $5.50 per BOE in fiscal 1999 from $6.55 per BOE in fiscal 1998. The decrease per BOE is primarily due to an increase in gas production as compared to oil production, from the prior year, resulting from to an acquisition of natural gas properties during the latter portion of fiscal 1998 and development drilling of natural gas wells during fiscal 1998 and the early portion of fiscal 1999.

DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE

         Our depreciation, depletion and amortization expense for the year ended June 30, 1999 increased $31,073,000, or 100%, to $62,074,000 in fiscal
1999 from $31,001,000 in fiscal 1998. The increase is primarily due to an increase in oilfield service depreciation resulting from the well servicing and contract drilling acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999.

GENERAL AND ADMINISTRATIVE EXPENSES

         Our general and administrative expenses for the year ended June 30, 1999 increased $14,121,000, or 36%, to $53,108,000 in fiscal 1999 from
$38,987,000 in fiscal 1998. The increase was primarily due to well servicing and contract drilling acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999.

INTEREST EXPENSE

         Our interest expense for the year ended June 30, 1999 increased $45,925,000, or 214%, to $67,401,000 in fiscal 1999 from $21,476,000 in fiscal 1998. The increase was primarily due to additional debt incurred in connection with the well servicing and contract drilling acquisitions completed during the latter portion of fiscal 1998 and the early portion of fiscal 1999 and, to a lesser extent, higher interest rates and amortization of additional debt issuance costs (see Note 5 to Consolidated Financial Statements--Long Term Debt).

BAD DEBT EXPENSE

         Our bad debt expense for the year ended June 30, 1999 increased $5,102,000, or 618%, to $5,928,000 in fiscal 1999 from $826,000 in fiscal
1998. The increase was primarily due to the significant decline in commodity prices and a corresponding deterioration in market conditions in fiscal 1999 causing a small number of our customers to become insolvent.

DEBT ISSUANCE COSTS

         During fiscal 1999, we recorded an expense of $6,307,000, which represented the write-off of debt issuance costs. The debt issuance costs were associated with our bridge loan which was subsequently repaid using the proceeds from our private offering of our 14% Senior Subordinated Notes.

RESTRUCTURING CHARGE

         In response to an industry downturn caused by historically low oil and gas prices and the resulting slowdown in business, on December 7, 1998, we announced a company-wide restructuring plan to reduce operating costs beyond those achieved through our consolidation efforts. The plan involved a reduction in the size of management and on-site work force, salary reductions averaging 21% for senior management, the combination of previously separate operating divisions and the elimination of redundant overhead and facilities. The restructuring plan resulted in pretax charges to earnings of approximately $6.7 million in the second quarter ending December 31, 1998 and $1.5 million in the third quarter ending March 31, 1999. However, due to an increase in oil and gas prices beginning during the fourth quarter, we amended our restructuring plan to decrease the number of planned employee terminations. Increased demand for our services made such terminations unnecessary and would have, in management's opinion, restricted our ability to provide services to customers. Consequently, we did not utilize approximately $3.7 million of the pretax charges. Essentially all of the unutilized portion of the restructuring charge was reversed in the quarter ending June 30, 1999 resulting in a total pretax charge for the fiscal year ended June 30, 1999 of approximately $4.5 million. The charges include severance payments and other termination benefits for 97 employees, lease commitments related to closed facilities and environmental studies performed on closed leased yard locations.

INCOME TAXES

         Our income tax expense for the year ended June 30, 1999 decreased $40,305,000 to a benefit of $25,675,000 in fiscal 1999 from an expense of $14,630,000 in fiscal 1998. The decrease in income taxes is due to the decrease in pretax income. Our effective tax benefit rate for fiscal 1999 and fiscal 1998 was 32.5% and 37.7%, respectively. The fiscal 1999 effective tax benefit rate is different from the statutory rate of 35% because of the disallowance of certain goodwill amortization, other non-deductible expenses and state and local taxes. We do not expect to be required to remit federal income taxes for the next few fiscal years because of the availability of net operating loss carry forwards from fiscal 1999 and previous years.

CASH FLOW

         The net cash provided by our operating activities for the year ended June 30, 1999 decreased $54,352,000 to a negative $13,427,000 in fiscal 1999 from a positive $40,925,000 in fiscal 1998. The decrease is primarily due to the decline in equipment utilization and, to a lesser extent, pricing of oilfield services during throughout fiscal 1999 and the existence of a high level of fixed costs, including general and administrative expenses and interest.

         The net cash we used in investing activities for the year ended June 30, 1999 decreased $11,685,000, or 4%, to $294,654,000 in fiscal 1999 from
$306,339,000 in fiscal 1998. The decrease is primarily due to decreased capital expenditures resulting from reduced equipment utilization.

         The net cash provided by our financing activities for the year ended June 30, 1999 increased $57,319,000 or 23%, to $306,294,000 in fiscal 1999 from $248,975,000 in fiscal 1998. The increase is primarily the result of proceeds from borrowings and the Equity Offering.

                         LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, acquisitions, capital expenditures and working capital requirements from cash flow from operations, bank borrowings and the issuance of equity and long-term debt. We believe that the current reserves of cash and cash equivalents, access to our existing credit lines, access to capital markets and internally generated cash flow from operations are sufficient to finance the cash requirements of our current and future operations.

         As of September 30, 2000, we had working capital (excluding the current portion of long-term debt) of approximately $89,253,000 which includes cash and cash equivalents of approximately $2,635,000 as compared to working capital (excluding the current portion of long-term debt) of approximately $175,396,000, which includes cash and cash equivalents of approximately $109,873,000 as of June 30, 2000. The decrease in working capital is primarily due to the use of cash to repay long-term debt during the quarter ended September 30, 2000. Working capital, excluding the change in cash, actually increased for the three months ended September 30, 2000 which was the result of timing differences related to cash receipts and disbursements. Receivables are higher due to the increase in revenues caused by the increased utilization of our equipment base and payables are also higher due to the addition of more employees and greater costs related to the increased equipment utilization.

CAPITAL EXPENDITURES

         Capital expenditures for fiscal 2001 are expected to equal or exceed fiscal 2000 levels. Expenditures will be directed toward selectively refurbishing our assets as business conditions warrant. We will continue to evaluate opportunities to acquire or divest assets or businesses to enhance our primary operations. Such capital expenditures, acquisitions and divestitures are at our discretion and will depend on management's view of market conditions as well as other factors.

LONG-TERM DEBT

SENIOR CREDIT FACILITY

         As of September 30, 2000, we had a borrowing capacity of approximately $323 million under our senior credit facility (the "Senior Credit Facility") with a syndicate of banks led by PNC Bank, N.A. which consisted of a $150,000,000 revolving loan facility and $173,223,907 in Tranche B term loans. In addition, up to $20,000,000 of letters of credit can be issued under the Senior Credit Facility, but any outstanding letters of credit reduce the borrowing availability under the revolving loan facility. As of September 30, 2000, approximately $23,000,000 was drawn under the revolving loan facility and approximately $15,132,000 of letters of credit related to workmen's compensation insurance were outstanding.

         The revolving loan bears interest based upon, at our option, the prime rate plus a variable margin of 0.75% to 2.00% or a Eurodollar rate plus a variable margin of 2.25% to 3.50%. The Tranche B loans bear interest based upon, at the Company's option, the prime rate plus 2.50% or a Eurodollar rate plus 4.00%. The Credit Facility has customary affirmative and negative covenants including a maximum debt to capitalization ratio, a minimum interest coverage ratio, a maximum senior leverage ratio, a minimum net worth and minimum EBITDA ratio as well as restrictions on capital expenditures, acquisitions and dispositions.

         The revolving loans and the Tranche A term loan bear interest at rates based upon, at our option, either the prime rate plus a margin ranging from 0.75% to 2.00% or a Eurodollar rate plus a margin ranging from 2.25% to 3.50%, in each case depending upon the ratio of our total debt (less cash on hand over $5 million) to our trailing 12-month EBITDA, as adjusted. The Tranche B term loan bears interest at rates based upon, at our option, either the prime rate plus 2.50% or a Eurodollar rate plus 4.00%. We pay commitment fees on the unused portion of the revolving loan at a varying rate (depending upon the pricing ratio) of between 0.25% and 0.50%.

         During fiscal 2000, we repaid approximately $22.2 million under the term loans while increasing net borrowings under the revolver by $3 million. As a result, at June 30, 2000, the principal amount outstanding under (i) the Tranche A term loan was approximately $23 million, (ii) the Tranche B term loan was approximately $176 million and (iii) the revolver was approximately $93 million. Additionally, at June 30, 2000, we had outstanding letters of credit totaling approximately $15 million related to its workman's compensation insurance.

         Since June 30, 2000, a portion of the net proceeds from the Equity Offering (see Note 10 to the Consolidated Financial Statements--Stockholders' Equity) was used to repay the entire outstanding balance of the Tranche A term loan, and $2.3 million of the Tranche B term loan, reducing the principal amount outstanding under the Tranche B term loan to approximately $174 million. The Tranche B term loan prepayments were applied to reduce mandatory repayment installments of the Tranche B term loan pro rata, thereby equally reducing all amortization payments without altering the amortization schedule. In addition, $65 million of the net proceeds from the Equity Offering was used to repay a portion of the senior credit facility revolver reducing the amount outstanding under the revolver immediately thereafter to approximately $28 million. The remainder of the net proceeds of the Equity Offering was used to retire other long term debt. The principal amount outstanding under the revolver has since been further reduced to $23 million as of September 28, 2000. See Note 5 to Consolidated Financial Statements--Long Term Debt for further discussion of the Senior Credit Facility.

14% SENIOR SUBORDINATED NOTES

         On January 22, 1999, pursuant to Rule 144A and Regulation S under the Securities Act, we completed the private placement of 150,000 units (the "Units") consisting of $150,000,000 of 14% Senior Subordinated Notes due 2009 (the "14% Senior Subordinated Notes") and 150,000 warrants to purchase 2,032,565 shares of common stock at an exercise price of $4.88125 per share (the "Unit Warrants"). The cash proceeds from the private placement, net of fees and expenses, were used to repay substantially all of the remaining $148.6 million principal amount (plus accrued interest) owed under our bridge loan facility arranged in connection with the acquisition of Dawson.

         On and after January 15, 2004, we may redeem some or all of the 14% Senior Subordinated Notes at any time at varying redemption prices in excess of par, plus accrued interest. In addition, before January 15, 2002, we may redeem up to 35% of the aggregate principal amount of the Senior Subordinated Notes with the proceeds of certain offerings of equity at 114% of par, plus accrued interest.

         The Unit Warrants have separated from the 14% Senior Subordinated Notes and became exercisable on January 25, 2000. On the date of issuance, the value of the Unit Warrants was estimated at $7,434,000 and is classified as a discount to the 14% Senior Subordinated Notes on our consolidated balance sheet. The discount is being amortized to interest expense over the term of the 14% Senior Subordinated Notes. The 14% Senior Subordinated Notes mature and the Unit Warrants expire on January 15, 2009. The 14% Senior Subordinated Notes are subordinate to our senior indebtedness, which, as defined in the indenture under which the 14% Senior Subordinated Notes were issued, includes borrowings under the Credit Agreement and the Dawson 9 3/8% Senior Notes.

         At June 30, 2000, $150,000,000 principal amount of the 14% Senior Subordinated Notes remained outstanding. The 14% Senior Subordinated Notes pay interest semi-annually on January 15 and July 15 of each year.

Interest of approximately $10,092,000 and $10,500,000 was paid on July 15, 1999 and January 15, 2000, respectively. As of June 30, 2000, 52,000 Unit Warrants had been exercised. We received approximately $3.7 million in proceeds from the exercise of the Unit Warrants leaving 98,000 Unit Warrants outstanding.

5% CONVERTIBLE SUBORDINATED NOTES

         On September 25, 1997, we completed an initial closing of our private placement of $200 million of 5% Convertible Subordinated Notes due 2004 (the "5% Convertible Subordinated Notes"). On October 7, 1997, we completed a second private placement of an additional $16 million of the 5% Convertible Subordinated Notes pursuant to the exercise of the remaining portion of the over-allotment option granted to the initial purchasers of the 5% Convertible Subordinated Notes. The placements were made as private offerings pursuant to Rule 144A and Regulation S under the Securities Act. The 5% Convertible Subordinated Notes are subordinate to our senior indebtedness, which, as defined in the indenture under which the 5% Convertible Subordinated Notes were issued, includes borrowings under the Credit Agreement, the 14% Senior Subordinated Notes and the Dawson 9 3/8% Senior Notes. The 5% Convertible Subordinated Notes are convertible, at the holder's option, into shares of common stock at a conversion price of $38.50 per share, subject to certain adjustments.

         The 5% Convertible Subordinated Notes are redeemable, at our option, on or after September 15, 2000, in whole or part, together with accrued and unpaid interest. The initial redemption price is 102.86% for the year beginning September 15, 2000 and declines ratably thereafter on an annual basis.

         During the quarter ended June 30, 2000, we repurchased (and canceled) $10,190,000 principal amount of the 5% Convertible Subordinated Notes, leaving $205,810,000 principal amount of the 5% Convertible Subordinated Notes outstanding at June 30, 2000. Since June 30, 2000, we repurchased (and canceled) an additional $10,196,000 principal amount of the 5% Convertible Subordinated Notes, leaving $195,614,000 outstanding as of September 28, 2000. Interest on the 5% Convertible Subordinated Notes is payable on March 15 and September 15. Interest of approximately $5.4 million was paid on September 15, 1999 and March 15, 2000.

7% CONVERTIBLE SUBORDINATED DEBENTURES

         In July 1996, we completed a $52,000,000 private placement of 7% Convertible Subordinated Debentures due 2003 (the "7% Convertible Subordinated Debentures") pursuant to Rule 144A under the Securities Act. The 7% Convertible Subordinated Debentures are subordinate to our senior indebtedness, which, as defined in the indenture under which the 7% Convertible Subordinated Debentures were issued, includes borrowings under the Credit Agreement, the 14% Senior Subordinated Notes and the Dawson 9 3/8% Senior Notes.

         The Debentures are convertible, at any time prior to maturity, at the holders' option, into shares of common stock at a conversion price of $9.75 per share, subject to certain adjustments. In addition, holders who converted prior to July 1, 1999 were entitled to receive a payment, in cash or common stock (at our option) generally equal to 50% of the interest otherwise payable from the date of conversion through July 1, 1999.

         The 7% Convertible Subordinated Debentures are redeemable, at our option, on or after July 15, 1999, at a redemption price of 104%, decreasing 1% per year on each anniversary date thereafter.

         During fiscal 2000, $3,600,000 in principal amount of the 7% Convertible Subordinated Debentures was converted into 369,229 shares of common stock. An additional 11,261 shares of common stock were issued representing 100% of the interest otherwise payable from January 1, 2000 through July 1, 2000. The additional 11,261 shares of common stock, representing 100% of the interest otherwise payable from January 1, 2000 through July 1, 2000, are included in equity. In addition, the proportional amount of unamortized debt issuance costs associated with the converted 7% Convertible Subordinated Debentures was charged to additional paid-in capital at the time of conversion.

         At June 30, 2000, $1,000,000 principal amount of the 7% Convertible Subordinated Debentures remained outstanding. On August 31, 2000, $985,000 principal amount of the 7% Convertible Subordinated Debentures were surrendered for conversion by the holders thereof and 101,025 shares of common stock were issued on September 1,

2000. On September 1, 2000, the remaining $15,000 principal amount of the outstanding 7% Convertible Subordinated Debentures was redeemed at 103% of the principal amount plus accrued interest, leaving none outstanding as of September 28, 2000. Interest on the 7% Convertible Subordinated Debentures was payable on January 1 and July 1 of each year. Interest of approximately $161,000 was paid on July 1, 1999 and January 1, 2000.

DAWSON 9 3/8% SENIOR NOTES

         As the result of the Dawson acquisition, we, our subsidiaries and U.S. Trust Company of Texas, N.A., as trustee ("U.S. Trust"), entered into a Supplemental Indenture dated September 21, 1998 (the "Supplemental Indenture"), pursuant to which we assumed the obligations of Dawson under the Indenture dated February 20, 1997 (the "Dawson Indenture") between Dawson and U.S. Trust. Most of our subsidiaries guaranteed those obligations and the senior notes due 2007 (the "Dawson 9 3/8% Senior Notes") issued pursuant to the Dawson Indenture were equally and ratably secured with the obligations under the Credit Agreement. On November 17, 1998, we completed a cash tender offer to purchase the full $140,000,000 outstanding principal amount of Dawson 9 3/8% Senior Notes at 101% of the aggregate principal amount of the notes, using borrowings under the Credit Agreement. Under the tender offer, $138,594,000 in principal amount of the Dawson 9 3/8% Senior Notes was redeemed and a premium of $1,386,000 was paid. In addition, accrued interest of $4,078,000 was paid at redemption.

         At June 30, 1999, $1,406,000 principal amount of the Dawson 9 3/8% Notes remained outstanding. During the quarter ended June 30, 2000, we repurchased $300,000 principal amount of the Dawson 9 3/8% Senior Notes, leaving $1,106,000 principal amount of the Dawson 9 3/8% Senior Notes outstanding at June 30, 2000. Since June 30, 2000, we repurchased an additional $800,000 principal amount of the Dawson 9 3/8% Senior Notes, leaving $306,000 principal amount outstanding as of September 28, 2000. Interest on the Dawson 9 3/8% Senior Notes is payable on February 1 and August 1 of each year. Interest of approximately $65,906 was paid on August 1, 1999 and February 1, 2000.

                 IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

         The Financial Accounting Standards Board has recently issued the following accounting standard which will be adopted by Key in the future.

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which, as amended, is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Key will adopt this statement effective July 1, 2000. The oil and gas collars currently in place will be marked to market through the income statement until such time as they are documented as hedges.

                        IMPACT OF INFLATION ON OPERATIONS

         Management is of the opinion that inflation has not had a significant impact on our business.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

         At September 30, 2000, we had long-term debt outstanding of $558,154,000. Of this amount $340,931,000, or 61.1%, bears interest at fixed rates as follows:

                                                                                                (000'S)
                                                                                               BALANCE AT
                                                                                                9/30/00
                                                                                            -----------------
5% Convertible Subordinated Notes Due 2004.........................................             $195,614
14% Senior Subordinated Notes Due 2009.............................................              143,836
Dawson 9 3/8% Senior Notes Due 2007................................................                  306
Other (rates generally ranging from 8.0% to 8.5%)..................................                1,175
                                                                                            -----------------
                                                                                                $340,931
                                                                                            -----------------

         The remaining $217,223,000 of debt outstanding as of September 30, 2000 bears interest at floating rates which averaged approximately 10.27% at September 30, 2000. A 10% increase in short-term interest rates on the floating-rate debt outstanding at September 30, 2000 would equal approximately 103 basis points. Such an increase in interest rates would increase our fiscal 2001 interest expense by approximately $2.2 million assuming borrowed amounts remain outstanding.

         The above sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments.

FOREIGN CURRENCY RISK

         Our net assets, net earnings and cash flows from our Argentina subsidiaries are currently not exposed to foreign currency risk, as Argentina's currency is tied to the U.S. dollar. Our net assets, net earnings and cash flows from our Canadian subsidiary is based on the U.S. dollar equivalent of such amounts measured in Canadian dollars. Assets and liabilities of the Canadian operations are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Revenues, expenses and cash flow are translated using the average exchange rate during the reporting period.

         A 10% change in the Canadian-to-U.S. Dollar exchange rate would not be material to our net assets, net earnings or cash flows.

COMMODITY PRICE RISK

         Our major market risk exposure for our oil and natural gas production operations is in the pricing applicable to oil and natural gas sales. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot market for natural gas. Pricing for oil and natural gas production has been volatile and unpredictable for several years.

         We periodically enter into financial hedging activities with respect to a portion of our projected oil and natural gas production through commodity option or collar contracts. We pay a premium for option contracts. These financial hedging activities are intended to support oil and natural gas prices at targeted levels and to manage our exposure to oil and gas price fluctuations. Realized gains or losses from the settlement of these financial hedging instruments are recognized in oil and gas sales when the associated production occurs. The gains and losses realized as a result of these hedging activities are substantially offset in the cash market when the hedged commodity is delivered.

         As of September 30, 2000, we had oil and natural gas price collars in place which represented 4,000 barrels of oil production per month and approximately 30,000 Mmbtu of gas production per month. The total fiscal 2001 hedged oil and natural gas volumes represent 26% and 18% respectively, of expected calendar year total production.

         The following table sets forth the future volumes hedged by year and the weighted-average strike price of the option contracts at September 30, 2000:

                                        MONTHLY INCOME
                                     ----------------------
                                       OIL          GAS              TERM              STRIKE PRICE PER        FAIR
                                      (BBLS)      (MMBTU)                                 BBL/MMBTU           VALUE
                                     --------    ----------    -------------------    ------------------    ----------
At September 30, 2000..........                       ---
    Oil Collars................       4,000           ---      Oct 2000 - Feb 2001    $ 22.20 - $26.50         99,820
                                      5,000                    Mar 2001 - Feb 2002    $ 19.70 - $23.70        272,580
    Gas Collars................                    30,000      Oct 2000 - Feb 2001    $  2.60 - $3.19         300,450
                                                   40,000      Mar 2001 - Feb 2002    $  2.40 - $2.91         670,560

         (The strike prices for oil are based on the NYMEX spot price for West Texas Intermediate; the strike prices for gas are based on the Inside FERC-West Texas Waha spot price).

                                    BUSINESS

THE COMPANY

         We are the largest onshore, rig-based well servicing contractor in the world, with approximately 1,400 well service rigs and 1,200 fluid hauling vehicles as of June 30, 2000. We provide a complete range of well services to major and independent oil and natural gas production companies, including: rig-based well maintenance, workover, completion, and recompletion services (including horizontal recompletions); oilfield trucking services; and ancillary oilfield services. We conduct well servicing operations onshore in the continental United States in the following regions: Gulf Coast (including South Texas, Central Gulf Coast of Texas and South Louisiana), Permian Basin of West Texas and Eastern New Mexico, Mid-Continent (including the Anadarko, Hugoton and Arkoma Basins and ArkLaTex region), Four Corners (including the San Juan, Piceance, Uinta, and Paradox Basins), Eastern (including the Appalachian, Michigan and Illinois Basins), Rocky Mountains (including the Denver-Julesberg, Powder River, Wind River, Green River and Williston Basins), and California (the San Joaquin Basin), and internationally in Argentina and Ontario, Canada. We are also a leading onshore drilling contractor, with 73 land drilling rigs as of June 30, 2000. We conduct land drilling operations in a number of major domestic producing basins, as well as in Argentina and in Ontario, Canada. We also produces and develops oil and natural gas reserves in the Permian Basin region and Texas Panhandle.

         Our principal executive offices are located at Two Tower Center, 20th Floor, East Brunswick, New Jersey 08816. Our phone number is (732) 247-4822 and website address is www.keyenergy.com.

BUSINESS STRATEGY

         We have built our leadership position through the consolidation of smaller, less viable competitors. This consolidation, together with a continuing decline in the number of available domestic well service rigs due to attrition, cannibalization and transfers outside of the United States, has given us the opportunity to capitalize on improved market conditions which existed during fiscal 2000. We have focused on maximizing results by reducing debt, building strong customer alliances, refurbishing rigs and related equipment, and training personnel to maintain a qualified and safe employee base.

         REDUCING DEBT. Over the past fiscal year, we have significantly reduced debt and strengthened our balance sheet. At June 30, 2000, our long-term funded debt net of cash (net funded debt) was approximately $534,816,000 and its net funded debt to capitalization was approximately 58% as compared to approximately $656,194,000 and 69%, respectively, at June 30, 1999. We expect to be able to continue to reduce debt from available cash flow from operations and from anticipated interest savings resulting from prior and future debt reductions and future debt refinancings.

         BUILDING STRONG CUSTOMER ALLIANCES. We seek to maximize customer satisfaction by offering a broad range of equipment and services in conjunction with highly trained and motivated employees. As a result, we are able to offer proactive solutions for most of the situations encountered at the wellsite. We ensure consistent high standards of quality and customer satisfaction by continually evaluating our performance. We maintain strong alliances with several major oil and natural gas production companies as well as several independent oil and natural gas production companies and believes that such alliances improve the stability of demand for its oilfield services.

         REFURBISHING RIGS AND RELATED EQUIPMENT. We intend to continue actively refurbishing our rigs and related equipment to maximize the utilization of our rig fleet. The increase in cash flow, both from operations and from anticipated interest savings from reduced levels of debt, combined with the increased revolver availability, has provided ample liquidity and resources necessary to make the capital expenditures to refurbish such equipment.

         TRAINING AND DEVELOPING EMPLOYEES. We have, and will continue to, devote significant resources to the training and professional development of our employees with a special emphasis on safety. We currently have two training centers in Texas and one training center in California to improve our employees' understanding of operating and safety procedures. We recognize the historically high turn-over rate in the industry and are committed to offering compensation, benefits and incentive programs for our employees that are attractive and competitive in the industry, in order to ensure a steady stream of qualified, safe personnel to provide quality service to our customers.

MAJOR DEVELOPMENTS DURING FISCAL 2000

INDUSTRY RECOVERY

         During the fourth quarter of calendar year 1997, an imbalance began to develop in the supply and the demand for crude oil. Reduced demand was fueled by the Asian recession and two consecutive unusually warm winters in North America. The supply of crude oil increased as a result of increased production quotas by the Organization of Petroleum Exporting Countries ("OPEC") and renewed production by Iraq. The resulting excess supply of crude oil caused significant declines in crude oil prices during calendar year 1998 and the first quarter of calendar year 1999. Crude oil prices averaged $14 to $15 per barrel during calendar year 1998 compared to $20 to $21 per barrel during calendar year 1997 and reached a 12-year low of below $11.00 per barrel in December 1998. Natural gas prices were also lower during the second half of calendar year 1998 as unusually warm winters in North America during calendar years 1997 and 1998 resulted in weaker demand with prices reaching a low of approximately $1.60 per Mcf in early calendar year 1999. Reduced prices for crude oil and natural gas led to a sharp decline in the demand for oilfield services as oil and natural gas companies significantly reduced capital spending for exploration, development and production activities well into calendar year 1999. Our operations were significantly impacted by the downturn in the industry throughout fiscal 1999, and, in response to this downturn, we reduced operating and administrative costs and delayed capital spending.

         In March 1999, OPEC and other non-OPEC oil-producing countries, substantially reduced production to a point which, together with improving demand for oil, caused crude oil prices to recover significantly through the spring and summer of 1999. In addition, these oil producing countries agreed to production quotas to be adjusted based on demand in order to keep crude oil prices in the range of $22 to $28 per barrel. The successful implementation and subsequent adherence to these quotas, along with improving demand, have led to increased crude oil prices during fiscal 2000 with WTI Cushing prices averaging $25.97 per barrel during such period. In addition, domestic natural gas prices increased significantly due to increased demand during that period with Nymex Henry Hub prices averaging $3.04 per Mcf during such period.

         This increase in commodity prices led to a steady, sequential increase in the demand for our services and equipment during fiscal 2000 as our customers increased their exploration and development activity in our primary market areas. This increase in demand resulted in sequential increases in revenues, cash flow and net income in each quarter of fiscal 2000 over the same quarter of fiscal 1999. We expect demand for our services to remain at or above current levels as long as commodity prices remain at or near their current levels.

         The level of our revenues, cash flows, losses and earnings are substantially dependent upon, and affected by, the level of domestic and international oil and gas exploration and development activity (see Management's Discussion and Analysis of Results of Operations and Financial Condition).

DEBT REDUCTION

         During fiscal 2000, we significantly reduced our long-term debt and strengthened our balance sheet. At June 30, 2000, our net funded debt was approximately $534,816,000 and our net funded debt to capitalization was approximately 59% as compared to approximately $656,194,000 and 69%, respectively, at June 30, 1999. Proceeds from the Equity Offering (defined below), the Production Payment (defined below) and exercises of options and warrants, and cash flow from operations were used to accomplish this reduction in net funded debt (see Management's Discussion and Analysis of Results of Operations and Financial Condition--Long-Term Debt).

EQUITY OFFERING

         On June 30, 2000, we closed the public offering of 11,000,000 shares of common stock at $9.625 per share, or approximately $106 million (the
"Equity Offering"). Net proceeds from the Equity Offering were approximately $101 million, approximately $25.3 million of which was used to immediately repay a portion of our senior credit facility term loans (approximately $23 million for the Tranche A term loan and approximately $2.3 million for the Tranche B term loan) and $65 million of which was subsequently used to repay a portion of the senior credit facility revolver. After these repayments, the Tranche A term loan had been paid in full, the Tranche B term loan had been reduced to approximately $174 million, and the revolver had been reduced to approximately $28 million. The remainder of the net proceeds were used to retire other long-term debt. As a result of the Equity Offering, total shares outstanding as of June 30, 2000 were approximately 96.8 million, an increase of approximately 12.8% over the amount outstanding immediately prior to the Equity Offering (see Note 10 to Consolidated Financial Statements--Stockholders' Equity).

VOLUMETRIC PRODUCTION PAYMENT

         In March 2000, we sold a part of our future oil and natural gas production from Odessa Exploration Incorporated ("Odessa Exploration"), a wholly owned subsidiary, for gross proceeds of $20 million pursuant to an agreement under which the purchaser is entitled to receive a share of the production from certain oil and natural gas properties in amounts ranging from 3,500 to 10,000 barrels of oil and 58,800 to 122,100 Mmbtu of natural gas per month over a six year period ending February 2006. The total volume of the forward sale is approximately 486,000 barrels of oil and 6.135 million Mmbtus of natural gas. The transaction is referred to elsewhere in this report as the "Production Payment."

DESCRIPTION OF BUSINESS SEGMENTS

         We operate in three business segments which are well servicing, contract drilling and oil and natural gas production. Our operations are conducted both domestically and internationally in Argentina and Canada. The following is a description of each of these business segments (for financial information regarding these business segments, see Note 15 to Consolidated Financial Statements--Business Segment Information).

WELL SERVICING

         We provide a full range of well services, including rig-based services, oilfield trucking services and ancillary oilfield services, necessary to maintain and workover oil and natural gas producing wells. Rig-based services include: maintenance of existing wells, workovers of existing wells, completion of newly drilled wells, recompletion of existing wells (including horizontal recompletions) and plugging and abandonment of wells at the end of their useful lives.

WELL SERVICE RIGS

         Our well service rig fleet performs four major rig services to oil and natural gas operators.

         MAINTENANCE SERVICES. We estimate that there are approximately 600,000 producing oil wells and approximately 300,000 producing natural gas wells in the United States. We provide the well service rigs, equipment and crews for maintenance services, which are performed on both oil and natural gas wells, but which are more commonly required on oil wells. While some oil wells in the United States flow oil to the surface without mechanical assistance, most require pumping or some other method of artificial lift. Oil wells that require pumping characteristically require more maintenance than flowing wells due to the operation of the mechanical pumping equipment installed. Few natural gas wells have mechanical pumping systems in the wellbore, and, as a result, maintenance work on natural gas wells is less frequent.

         Maintenance services are required throughout the life of most producing natural gas and oil wells to ensure efficient and continuous operation. These services consist of routine mechanical repairs necessary to maintain production from the well, such as repairing inoperable pumping equipment in an oil well or replacing defective tubing in a natural gas well, and removing debris such as sand and paraffin from the well. Other services include pulling the rods, tubing, pumps and other downhole equipment out of the wellbore to identify and repair a production problem.

         Maintenance services are often performed on a series of wells in proximity to each other and typically require less than 48 hours per well to complete. The general demand for maintenance services is closely related to the total number of producing oil and natural gas wells in a geographic market, and maintenance services are generally the most stable type of well service activity. The average cost of a maintenance job typically ranges between $800 and $1,500, excluding the costs of parts, services and other vendors at the wellsite.

         WORKOVER SERVICES. In addition to periodic maintenance, producing oil and natural gas wells occasionally require major repairs or modifications, called "workovers". Workover services are performed to enhance the current production of existing wells. Such services include extensions of existing wells to drain new formations either through deepening wellbores to new zones or through drilling of horizontal lateral wellbores to improve reservoir drainage patterns. In less extensive workovers, our rigs are used to seal off depleted zones in existing wellbores and access previously bypassed productive zones. Our workover rigs are also used to convert former producing wells to injection wells through which water or carbon dioxide is then pumped into the formation for enhanced recovery operations. Other workover services include: major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects in the wellbore, repairing downhole equipment failures, plugging back the bottom of a well to reduce the amount of water being produced with the oil and natural gas, cleaning out and recompleting a well if production has declined, and repairing leaks in the tubing and casing. These extensive workover operations are normally performed by a well service rig with a workover package, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers depending upon the particular type of workover operation. Most of our well service rigs are designed for and can be equipped to perform complex workover operations.

         Workover services are more complex and time consuming than routine maintenance operations and consequently may last from a few days to several weeks. These services are almost exclusively performed by well service rigs. The average cost of a workover project typically ranges between $5,000 and $50,000, excluding the costs of parts, services and other vendors at the wellsite, and is usually less expensive than drilling a new well.

         The demand for workover services is more sensitive to expectations relating to, and changes in, oil and natural gas prices than the demand for maintenance services. As oil and natural gas prices increase, the level of workover activity tends to increase as operators seek to increase production by enhancing the efficiency of their wells at higher commodity prices with correspondingly higher rates of return.

         COMPLETION SERVICES. Our completion services prepare a newly drilled natural gas or oil well for production. The completion process may involve selectively perforating the well casing to access producing zones, stimulating and testing these zones and installing downhole equipment. We typically provide a well service rig and may also provide other equipment such as a workover package, to assist in the completion process. Producers use well service rigs to complete their wells because the rigs have specialized equipment, properly trained employees and the experience necessary to perform these services. However, during periods of weak drilling rig demand, drilling contractors may compete with service rigs for completion work.

         The completion process typically requires a few days to several weeks, depending on the nature and type of the completion, and generally requires additional auxiliary equipment that can be provided for an additional fee. The demand for well completion services is directly related to drilling activity levels, which are highly sensitive to expectations relating to, and changes in, oil and natural gas prices. As the number of newly drilled wells decreases, the number of completion jobs correspondingly decreases. The average cost of a completion typically ranges between $5,000 and $50,000, excluding the costs of parts, services and other vendors at the wellsite.

         PLUGGING AND ABANDONMENT SERVICES. Well service rigs and workover equipment are also used in the process of permanently closing oil and natural gas wells at the end of their productive lives. Plugging and abandonment work can be performed with a well servicing rig along with wireline and cementing equipment. The services generally include the sale or disposal of equipment salvaged from the well as part of the compensation received and require compliance with state regulatory requirements. The demand for oil and natural gas does not significantly affect the demand for plugging and abandonment services, as well operators are required by state regulations to plug a well that it is no longer productive. The need for these services is also driven by lease, and/or operator policy requirements.

OILFIELD TRUCKING

         We provide liquid/vacuum truck services and fluid transportation and disposal services for operators whose wells produce saltwater and other fluids, in addition to oil and natural gas. These trucks are also utilized in connection with drilling and workover projects, which tend to produce and use large amounts of various oilfield fluids. We also own a number of salt water disposal wells. In addition, we provide haul/ equipment trucks that are used to move large pieces of equipment from one wellsite to the next.

ANCILLARY OILFIELD SERVICES

         We provide ancillary oilfield services, which include among others: hot oiling; wireline; frac tank rentals; well site construction; roustabout services; fishing and other tool rentals; supplying blowout preventers
(BOPs); and foam units and air drilling services. Demand and pricing for these services are generally related to demand for our well service and drilling rigs.

CONTRACT DRILLING

         We provide contract drilling services to major oil companies and independent oil producers onshore the continental United States in the Permian Basin, the Four Corners region, Michigan, the Northeast, and the Rocky Mountains and internationally in Argentina and Ontario, Canada. Drilling services are primarily provided under standard dayrate, footage or turnkey contracts. Drilling rigs vary in size and capability and may include specialized equipment. The majority of our drilling rigs are equipped with mechanical power systems and have depth ratings ranging from 4,500 feet to 20,000 feet for an average of approximately 8,700 feet.

OIL AND NATURAL GAS PRODUCTION

         We are engaged in the production of oil and natural gas in the Permian Basin and Panhandle regions of West Texas through Odessa Exploration. Odessa Exploration manages interests in oil and natural gas producing properties for its own account and for drilling partnerships which it sponsors. Odessa Exploration operates oil and natural gas wells on behalf of over 250 working interest owners as well as for its own account.

FOREIGN OPERATIONS

         We also operate each of our business segments discussed above in Argentina and Ontario, Canada. Our foreign operations currently own 24 well servicing rigs, 45 oilfield trucks and seven drilling rigs in Argentina and one well servicing rig, two oilfield trucks and three drilling rigs in Ontario, Canada.

CUSTOMERS

         Our customers include major oil and natural gas production companies, foreign national oil and natural gas production companies and independent oil and gas production companies. No single customer in fiscal 2000 accounted for 10% or more of our consolidated revenues.

COMPETITION AND OTHER EXTERNAL FACTORS

         Despite the significant consolidation in the domestic well servicing industry, there are several smaller companies that compete in our well servicing markets. Nonetheless, we believe that our performance, equipment, safety, pricing, and availability of equipment to meet customer needs and availability of experienced, skilled personnel is superior to that of our competitors.

         In the well servicing markets, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced, skilled and well-trained work force. In recent years, many of our larger customers have placed increased emphasis on the safety records and quality of the crews, equipment and services provided by their contractors. We have, and will continue to, devote substantial resources toward employee safety and training programs. Many of our competitors, particularly small contractors, have not undertaken similar training programs for their employees. Management believes that our safety record and reputation for quality equipment and service are among the best in the industry.

         We compete with other regional and national oil and natural gas drilling contractors, some of which have larger rig fleets with greater average depth capabilities and a few that have better capital resources. Management believes that the drilling industry is less consolidated than the well servicing industry, resulting in a drilling market that is more price competitive. Nonetheless, we believe that we are competitive in terms of drilling performance, equipment, safety, pricing, availability of equipment to meet customer needs and availability of experienced, skilled personnel in those regions in which it operates.

         The need for oilfield services fluctuates, in part, in relation to the demand for oil and natural gas. As demand for those commodities increases, service and maintenance requirements increase as oil and natural gas producers attempt to maximize the producing efficiency of their wells in a higher priced environment.

EMPLOYEES

         As of June 30, 2000, we employed approximately 7,436 persons (approximately 7,374 in oilfield and drilling services, nine in oil and natural gas production and 53 in corporate). Our employees are not represented by a labor union and are not covered by collective bargaining agreements. We have not experienced work stoppages associated with labor disputes or grievances and consider our relations with our employees to be satisfactory.

ENVIRONMENTAL REGULATIONS

         Our oilfield service operations, oil and natural gas production and drilling activities are subject to various local, state and federal laws and regulations intended to protect the environment. Our operations routinely involve the handling of waste materials, some of which are classified as hazardous substances. Consequently, the regulations applicable to our operations include those with respect to containment, disposal and controlling the discharge of any hazardous oilfield waste and other non-hazardous waste material into the environment, requiring removal and cleanup under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have become more stringent in recent years, and may in certain circumstances impose "strict liability," rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for our acts, which were in compliance with all applicable laws at the times such acts were performed. Cleanup costs and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our financial condition. From time to time, claims have been made and litigation has been brought against us under such laws. However, the costs incurred in connection with such claims and other costs of environmental compliance have not had any material adverse effect on our operations or financial statements in the past, and management is not currently aware of any situation or condition that it believes is likely to have any such material adverse effect in the future. Management believes that it conducts the company's operations in substantial compliance with all material federal, state and local regulations as they relate to the environment. Although we have incurred certain costs in complying with environmental laws and regulations, such amounts have not been material to our financial results during the past three fiscal years.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding the persons who are members of our Board of Directors, key employees or executive officers. Our directors will continue to hold office until the next annual meeting of shareholders or until a successor has been elected and qualified.

                 NAME                                 POSITION                      AGE
                 ----                                 --------                      ---
Francis D. John......................   Chairman of the Board, President, Chief      46
                                        Executive Officer and Chief Operating
                                        Officer
Thomas K. Grundman...................   Executive Vice President of                  40
                                        International Operations, Chief
                                        Financial Officer Chief Accounting
                                        Officer
James J. Byerlotzer..................   Executive Vice President of Domestic         54
                                        Operations
David J. Breazzano...................   Director                                     44
Kevin P. Collins.....................   Director                                     50
William D. Fertig....................   Director                                     44
William D. Manly.....................   Director                                     77
W. Phillip Marcum....................   Director                                     56
Morton Wolkowitz.....................   Director                                     72

         Francis D. John has been Chairman of the Board since August 1996 and the Chief Executive Officer since October 1989. Mr. John re-assumed the duties of Chief Operating Officer effective April 1999. He has been a Director and President since June 1988 and served as the Chief Financial Officer from October 1989 through July 1997. Before joining the Company, he was Executive Vice President of Finance and Manufacturing of Fresenius U.S.A., Inc. Mr. John previously held operational and financial positions with Unisys, Mack Trucks and Arthur Andersen. He received a BS from Seton Hall University and an MBA from Fairleigh Dickinson University.

         Thomas K. Grundman has been an Executive Vice President and the Chief Financial Officer and Treasurer since July 1999 and the Chief Accounting Officer since November 1999. Effective December 1999, Mr. Grundman became Executive December 1999, Mr. Grundman became Executive Vice President of International Operations. Effective August 2000, he resigned as Treasurer. He joined the Company in April 1999 as Sr. Vice President of Strategic and Business Development. From late 1996 through April 1999, Mr. Grundman was Senior Vice President at PNC Bank, N.A. where he ran the Oil and Gas Corporate Finance Group and was responsible for providing financing and advisory services in all sectors of the energy industry. From 1984 through 1996, Mr. Grundman held several positions at Chase Manhattan Bank and its predecessor institutions, most recently as a Managing Director in the oil and gas group. Mr. Grundman holds a BS in Finance from Syracuse University.

         James J. Byerlotzer has been Executive Vice President of Domestic Well Service and Drilling Operations since July 1999. Effective December 1999, Mr. Byerlotzer's title was changed to Executive Vice President of Domestic Operations. He joined the Company in September 1998 as Vice President--Permian Basin Operations after the Company's acquisition of Dawson Production Services, Inc. ("Dawson"). From February 1997 to September 1998, he served as the Senior Vice President and Chief Operating Office of Dawson. From 1981 to 1997, Mr. Byerlotzer was employed by Pride Petroleum Services, Inc. ("Pride"). Beginning in February 1996, Mr. Byerlotzer served as the Vice President--Domestic Operations of Pride. Prior to that time, he served as Vice President--Permian Basin of Pride and in various other operating positions in Pride's Gulf Coast and California operations. Mr. Byerlotzer holds a BA from the University of Missouri in St. Louis.

         David J. Breazzano has been a Director since October 1997. Mr. Breazzano is one of the founding principals at DDJ Capital Management, LLC, an investment management firm established in 1996. Mr. Breazzano previously served as a Vice President and Portfolio Manager at Fidelity Investments ("Fidelity") from 1990 to 1996. Prior to joining Fidelity, Mr. Breazzano was President and Chief Investment Officer of the T. Rowe Price Recovery

Fund. He is also a director of Waste Systems International, Inc. and Samuels Jewelers, Inc. He holds a BS from Union College and an MBA from Cornell University.

         Kevin P. Collins has been a Director since March 1996. Mr. Collins has been a managing member of the Old Hill Company LLC since 1997. From 1992 to 1997, he served as a principal of JHP Enterprises, Ltd., and from 1985 to 1992, as Senior Vice President of DG Investment Bank, Ltd., both of which were engaged in providing corporate finance and advisory services. Mr. Collins was a director of WellTech, Inc. ("WellTech") from January 1994 until March 1996 when WellTech was merged into the Company. Mr. Collins is also a director of The Penn Traffic Company, Metretek Technologies, Inc. and London Fog Industries. He holds a BS and an MBA from the University of Minnesota.

         William D. Fertig has been a Director since April 2000. Mr. Fertig has been a Principal, Manager of Sales and Training at McMahan Securities Co. L.P. since 1990. Mr. Fertig previously served as a Senior Vice President and Manager of Convertible Sales at Drexel Burnham Lambert prior to joining McMahan Securities in 1990, and from 1979 to 1989, served as Vice President and Convertible Securities Sales Manager at Credit Suisse First Boston. He holds a BS from Allegheny College and an MBA from NYU Graduate Business School.

         William D. Manly has been a Director since December 1989. He retired from his position as an Executive Vice President of Cabot Corporation in 1986, a position he had held since 1978. Mr. Manly is a director of Metallamics, Inc. and CitiSteel, Inc. He holds a BS and an MS from the University of Notre Dame.

         W. Phillip Marcum has been a Director since March 1996. Mr. Marcum was a director of WellTech from January 1994 until March 1996 when WellTech was merged into the Company. From October 1995 until March 1996, Mr. Marcum was the acting Chairman of the Board of Directors of WellTech. He has been Chairman of the Board, President and Chief Executive Officer of Metretek Technologies, Inc., formerly known as Marcum Natural Gas Services, Inc. ("Metretek Technologies"), since January 1991 and is a director of TestAmerica, Inc. He holds a BBA from Texas Tech University.

         Morton Wolkowitz has been a Director since December 1989. Mr. Wolkowitz served as President and Chief Executive Officer of Wolkow Braker Roofing Corporation, a company that provided a variety of roofing services, from 1958 through 1989. Mr. Wolkowitz has been a private investor since 1989. He holds a BS from Syracuse University.

DIRECTOR COMPENSATION

         No director who is also an employee of the Company or any of its subsidiaries received any fees from the Company for his services as a Director or as a member of any committee of the Board. During the fiscal year ended June 30, 2000 all other Directors ("Non-employee Directors") received a fee equal to $3,000 per month for each month of service and are reimbursed for travel and other expenses directly associated with Company business. Additionally, during fiscal 2000 the Company paid the premiums with respect to life insurance for the benefit of Messrs. Collins and Marcum in the amount of $2,906 and $5,389, respectively. On April 18, 2000, Messrs Collins, Manly, Marcum, Breazzano and Wolkowitz were granted options under the Key Energy Group, Inc. 1997 Incentive Plan as amended from time to time (the "1997 Incentive Plan") to purchase 50,000 shares of Common Stock. On April 27, 2000, Mr. Fertig was also granted options under the 1997 Incentive Plan to purchase 50,000 shares of Common Stock. The options granted on April 18, 2000 and April 27, 2000 vest in four equal annual installments commencing on the date of grant of each of the options.

EXECUTIVE COMPENSATION

         The following table reflects the compensation for services to the company for the years ended June 30, 2000, 1999 and 1998 for (i) our Chief Executive Officer, (ii) our four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at June 30, 2000 and (iii) two former executive officers for whom disclosure would have been provided pursuant to clause (ii) above but for the fact that such individuals were not serving as executive officers at June 30, 2000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                              ANNUAL COMPENSATION                        COMPENSATION
                                            -------------------------                       AWARDS
                                                                            OTHER        -------------    ------------
                                                                            ANNUAL          SHARES         ALL OTHER
                                             SALARY          BONUS       COMPENSATION     UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR       ($)             ($)            ($)          OPTIONS (1)          ($)
---------------------------        ----     ---------       ---------    ------------    -------------    ------------
Francis D. John..............      2000      589,519         307,776         --             2,000,000         --
   President, Chief Executive      1999      429,000  (2)         --         --             1,200,000         --
   Officer and Chief Operating     1998      395,000              --         --                    --         --
   Officer

Thomas K. Grundman...........      2000      203,845         100,000         --               500,000
   Executive Vice President        1999       35,259              --         --               300,000         --
   International Operations,
   Chief Financial Officer,
   Chief Accounting Officer and
   Treasurer(3)

James J. Byerlotzer..........      2000      185,000          89,000         --               300,000      100,000(4)
   Executive Vice President -      1999      121,153              --         --               260,000      75,000 (4)
   Domestic Operation (5)

D. Kirk Edwards..............      2000      165,000              --         --                    --         --
   Senior Vice President of        1999      164,551              --         --               150,000         --
   Human Resources And             1998      172,562          39,437         --                    --         --
   Information Technology (6)

Danny R. Evatt...............      2000      147,788          10,000         --                    --         --
   Vice President of Financial     1999      137,500              --         --                90,000         --
   Operations and Chief            1998      125,000          30,000         --                    --         --
   Information Officer (7)

-------------------

(1) Represents the number of shares issuable pursuant to vested and non-vested stock options granted during the applicable fiscal year.

(2) Reflects a salary decrease of 38% effective December 1, 1998 as compared to the salary in effect at July 1, 1998.

(3) Mr. Grundman joined the Company as an executive officer in April 1999. Mr. Grundman resigned as Treasurer effective July 18, 2000.

(4) Represents payments to Mr. Byerlotzer pursuant to a non-competition agreement entered into in connection with the Company's acquisition of Dawson Production Services, Inc.

(5)      Mr. Byerlotzer joined the Company as an executive officer in September
         1998.

(6) Mr. Edwards ceased serving as an executive officer effective March 2000, but his employment continued through June 30, 2000.

(7) Mr. Evatt ceased serving as an executive officer in November 1999, but his employment continued through June 30, 2000.

         The following table sets forth certain information relating to options granted under the 1997 Incentive Plan and outside the 1997 Incentive Plan to the Named Executive Officers during fiscal 2000. We did not grant any stock appreciation rights during fiscal 2000.

                      OPTION GRANTS IN LAST FISCAL YEAR

                                                          INDIVIDUAL
                                                            GRANTS
                                       NUMBER OF          % OF TOTAL
                                       SECURITIES          OPTIONS
                                           OF             GRANTED TO                                         GRANT
                                       UNDERLYING         EMPLOYEES         EXERCISE                          DATE
                                        OPTIONS         IN FISCAL YEAR        PRICE         EXPIRATION      PRESENT
                NAME                    GRANTED              (1)            PER SHARE          DATE         VALUE (2)
                ----                  -------------    -----------------    ----------     ------------    -----------
Francis D. John..................    1,000,000 (3)           27.1%          $   8.50        04/18/10       $5,262,199
                                       200,000 (4)            5.4%          $   8.875       04/27/10        1,098,871
                                       800,000 (5)           21.7%          $   9.50        05/08/10        4,581,208

Thomas K. Grundman...............      500,000 (6)           13.6%          $   8.50        04/18/10        2,681,099

James J. Byerlotzer..............      300,000 (7)            8.1%          $   8.50        04/18/10        1,578,660

D. Kirk Edwards..................             0              N/A               N/A             N/A            N/A

Danny R. Evatt...................             0              N/A               N/A             N/A            N/A

---------------------------

(1) Based on options to purchase a total of 3,687,500 shares of Common Stock granted during fiscal 2000.

(2) The grant date value of stock options was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility--67%; risk-free interest rate--6.4%; time of exercise--5 years; and no dividend yield.

(3) These options were granted on April 18, 2000, and vest in four installments commencing on the date of grant as follows: 500,000 on April 18, 2000, provided the stock price has reached $13; 166,667 on April 18, 2001, provided the stock price has reached $15; 166,667 on April 18, 2002, provided the stock price has reached $17; and 166,666 on April 18, 2003, provided the stock price has reached $20. Regardless of price triggers, all options vest on April 18, 2008.

(4) These options were granted on April 27, 2000 and vest in four annual installments commencing on the date of grant as follows: 100,000 on April 27, 2000; 33,333 on April 27, 2001; 33,334 on April 27, 2002; and
         33,334 on April 27, 2003.

(5) These options were granted outside the Plan on May 8, 2000 and vest in four annual installments commencing on the date of grant as follows:
         400,000 on May 8, 2000, 133,333 on May 8, 2001, 133,333 on May 8, 2002
         and 133,334 on May 8, 2003.

(6) These options were granted on April 18, 2000, and vest in four equal annual installments commencing on the date of grant as follows: 125,000 on April 18, 2000, provided the stock price has reached $13; 125,000 on April 18, 2001, provided the stock price has reached $15; 125,000 on April 18, 2002, provided the stock price has reached $17; and 125,000 on April 18, 2003, provided the stock price has reached $20. Regardless of price triggers, all options vest on April 18, 2008.

(7) These options were granted on April 18, 2000, and vest in four equal annual installments commencing on the date of grant as follows: 75,000 on April 18, 2000, provided the stock price has reached $13; 75,000 on April 18, 2001, provided the stock price has reached $15; 75,000 on April 18, 2002, provided the stock price has reached $17; and 75,000 on April 18, 2003, provided the stock price has reached $20. Regardless of price triggers, all options vest on April 18, 2008.

         The following table sets forth certain information as of June 30, 2000 relating to the value of unexercised options held by the Named Executive Officers.

          AGGREGATED OPTION EXERCISES AND VALUES AS OF FISCAL YEAR END

                                  SHARES                         NUMBER OF UNXERCISED          VALUE OF UNEXERCISED
                                 ACQUIRED       VALUE                OPTIONS AT              IN-THE MONEY-OPTIONS AT
                                   ON          REALIZED           JUNE 30, 2000                  JUNE 30, 2000(2)
                                EXERCISE(#)     ($) (1)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                                ----------     ----------    -----------   -------------   -----------    -------------
Francis D. John............             0              0     1,825,000      1,750,000      $6,543,750     $ 1,875,000
Thomas K. Grundman.........             0              0       150,000        650,000      $  993,750     $ 1,556,250
James J. Byerlotzer........             0              0       130,000        430,000      $  840,625     $ 1,178,125
D. Kirk Edwards............        55,000       $562,812             0        130,000      $        0     $   840,625
Danny R. Evatt.............        38,334       $388,132        15,000         71,666      $        0     $   454,162

---------------
(1) The dollar values in this column are calculated by determining the difference between the fair market value of the Company's common stock on the date of exercise of the relevant options and the exercise price of such options. The fair market value on the date of exercise is based on the last sale price of the Company's common stock on the NYSE on such date.

(2) The dollar values in this column are calculated by determining the difference between the fair market value of the Common Stock for which the relevant options are exercisable as of the end of the fiscal year and the exercise price of the options. The fair market value is based on the last sale price of the Common Stock on the NYSE on June 30, 2000 of $9.625.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

         Effective as of July 1, 1999, we entered into an employment agreement with Mr. John, which provides that Mr. John will serve as Chairman of the Board, President and Chief Executive Officer for a five-year term commencing July 1, 1999 and continuing until June 30, 2004 with an automatic one-year renewal on each anniversary date commencing July 1, 2000, unless terminated no later than 30 days before a renewal. Under this agreement, Mr. John's annual base salary is $575,000 per year subject to annual review by the Board of Directors; PROVIDED, HOWEVER, that his base salary may be increased, but not decreased. This agreement also provides that he will be entitled to (i) participate in our Performance Compensation Plan, with performance criteria to be approved by the Compensation Committee, (ii) receive additional bonuses at the discretion of the Compensation Committee, and (iii) participate in the 1997 Incentive Plan. In addition to salary and bonus, Mr. John is entitled to group life insurance in an amount equal to $5 million, reimbursement of expenses, various perquisites and a personal umbrella policy in the amount of $5 million. Also, if Mr. John is subject to the tax imposed by Section 4999 of the Internal Revenue Code, the Company has agreed to reimburse him for such tax on an after-tax basis.

         In the event that Mr. John's employment agreement is terminated by us without "Cause" or by Mr. John for "Good Reason", death, "Disability", or as a result of a "Change of Control," all as defined in the agreement, Mr. John will be entitled to receive: (i) accrued but unpaid salary to the date of termination; (ii) any prior year bonus earned but not paid and a pro rata bonus for the year in which the termination occurs; (iii) a severance payment in the amount of three times the sum of the average of his total annual compensation (i.e., salary plus bonus) for the preceding three years; (iv) immediate vesting and exercisability of all stock options held by him (to the extent not already vested and exercisable) for the remainder of the original term of the option; (v) any other amounts earned, accrued or owing to Mr. John, but not yet paid including any and all obligations to be performed with respect to applicable benefits or perquisites to be provided to him following his termination; and (vi) continued participation in medical, dental, and life insurance coverage until Mr. John receives equivalent coverage and benefits under the plans and programs of a subsequent employer, or the death of the latter of Mr. John or his spouse. In the event that Mr. John's employment is terminated for "Cause" or as a result of his resignation, he will be entitled to receive (a) accrued unpaid salary to the date of the termination, (b) any prior year-end bonus earned but not paid; and (c) the vested portion of stock options which he then holds.

         Furthermore, Mr. John's new employment agreement further provides for a three-year non-competition provision in the event that he is receiving severance payments pursuant to the terms of his employment agreement or, in the event that no payments are being made pursuant to the agreement, a one-year prohibition against competition applies. In the event Mr. John's employment is terminated as a result of a Change of Control, the agreement provides that the non-competition provision will not apply.

         We entered into an employment agreement with Mr. Grundman effective as of July 1, 1999, which was amended effective July 1, 2000. This agreement is for a three-year term and thereafter for successive one-year terms unless terminated 60 days prior to the commencement of an extension term. Under this agreement, Mr. Grundman initially receives an annual base compensation of $200,000, which can be increased but not decreased, and is eligible for additional annual incentive bonuses. If, during the term of his employment agreement, Mr. Grundman is terminated by us for any reason other than for cause, or if he terminates his employment because of a material breach by us or following a change of control, he will be entitled to severance compensation equal to his base compensation in effect at the time of termination payable in equal installments over a 36-month period following termination; provided, however, that if termination results from a change of control, severance compensation will be payable in a lump sum on the date of termination. Also, if Mr. Grundman is subject to the tax imposed by Section 4999 of the Internal Revenue Code, the Company has agreed to reimburse him for such tax on an after-tax basis.

         We entered into an employment agreement with Mr. Byerlotzer effective as of July 1, 1999 for a three-year term and thereafter for successive one-year terms unless terminated 30 days prior to the commencement of an extension term. Under the agreement, Mr. Byerlotzer receives an annual base compensation of $185,000 and is eligible for additional annual incentive bonuses. If during the term of his employment agreement Mr. Byerlotzer is terminated by us for any reason other than for "Cause", or if he terminates his employment because of a material breach by us or following a change of control, he will be entitled to severance compensation equal to his base compensation in effect at the time of termination payable in equal installments over a 24-month period following termination; provided, however, that if termination results from a change of control, severance compensation will be payable in a lump sum on the date of termination.

         We entered into an employment agreement with Mr. Edwards effective as of July 1, 1996. The agreement is for a three-year term and thereafter for successive one-year terms unless terminated 30 days prior to the commencement of the extension term. Under this agreement, Mr. Edwards initially received annual base compensation of $165,000, and is eligible for an additional annual incentive bonus of up to 30% of his base compensation. Mr. Edward's employment agreement provides that if during the term of his employment agreement Mr. Edwards is terminated by us for any reason other than for cause, or if he terminates his employment because of a material breach by us of following a change of control, he is entitled to severance compensation equal to two times his base compensation in effect at the time of termination payable in equal installments over a 24-month period following termination; provided, however, that if termination results from a change of control, severance compensation is payable in a lump sum on the date of termination. Mr. Edwards ceased serving as an executive officer effective March 1, 2000, however, his employment agreement remains in effect.

         We entered into an employment agreement with Mr. Evatt effective as of July 1, 1999 for a three-year term, and thereafter for successive one-year terms unless terminated 30 days prior to the commencement of an extension term. Under the new agreement, Mr. Evatt initially received annual base compensation of $145,000 per year and was eligible for additional incentive bonuses. If during the term of his agreement Mr. Evatt was terminated by us for any reason other than for cause, he was entitled to receive severance compensation equal to his base compensation, payable in equal installments over a 24-month period following the termination; provided, however, that if termination resulted from a change of control, severance compensation was payable in a lump sum on the date of termination. Mr. Evatt ceased serving as an executive officer effective as of November 11, 1999, however his employment agreement remained in effect through August 1, 2000. Effective August 1, 2000, we entered into a severance agreement with Mr. Evatt pursuant to which we (i) made a one-time severance payment to Mr. Evatt in the amount of $290,000 and (ii) agreed to immediately vest certain options to acquire shares of Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the negotiation of the terms of a five-year employment agreement with Mr. Francis D. John, Chairman of the Board, President and Chief Executive Officer, and as an inducement to Mr. John to enter into such employment agreement, we entered into a separate agreement with Mr. John dated as of August 2, 1999, which as amended through June 30, 2000, provides that $5 million in loans previously made by us to Mr. John, together with the accrued interest payable thereon, will be forgiven ratably during the ten year period commencing on July 1, 2000 and ending on June 30, 2010. The agreement provides that the foregoing forgiveness of indebtedness is predicated and conditioned upon Mr. John remaining employed by us during such period. In addition, in the event that we terminate Mr. John for "Cause" (as defined in the agreement), or in the event that Mr. John voluntarily terminates his employment, the agreement further provides that the entire remaining principal balance of these loans, together with accrued interest payable thereon, will become immediately due and payable by Mr. John. However, in the event that Mr. John's employment is terminated for "Good Reason", or as a result of Mr. John's death or "Disability", or as a result of a "Change in Control" (all as defined in that agreement), the agreement stipulates that the remaining principal balance outstanding on the loans, together with accrued interest thereon will be forgiven. This agreement further provides that with respect to any forgiveness of the payment of principal and interest on the loans, Mr. John will be entitled to receive a "gross-up" payment in an amount sufficient for him to pay any federal, state, or local income taxes that may be due and payable by him with respect to the forgiveness of such indebtedness (principal and interest).

         During fiscal 1998, Metretek Technologies, a diversified provider of products and services to the natural gas industry and a company for which W. Phillip Marcum, one of our directors, serves as Chairman of the Board, President and Chief Executive Officer, sold certain assets held by its wholly owned subsidiary, Marcum Gas Transmission, to Odessa. Metretek Technologies sold the assets for a total consideration of $700,000. Metretek Technologies also granted Odessa a right of first refusal to participate in future projects developed by Marcum Gas Transmission on terms and conditions identical to those provided to Marcum Gas Transmission.

         During fiscal 1998, we deposited $250,000 in a money market account as collateral to secure a bank loan made to a business entity in which Danny
R. Evatt, then the Chief Information Officer and Vice President of Financial Operations, owns an interest. Such amount was returned during fiscal 2000.

         In fiscal 1999, an investment management firm in which David J. Breazzano, one our directors, is a principal, purchased $25 million principal amount of our borrowings under a bridge loan agreement which has since been repaid in full.

         In fiscal 1999, we entered into a consulting agreement with an investment banking firm in which Kevin P. Collins, one of our directors, is a principal, pursuant to which such firm provided financial advisory services us in connection with equity offering completed in fiscal 1999 and for which such firm received a total of $167,000.

         In connection with the negotiation of an employment agreement with Thomas K. Grundman, our Executive Vice President of International Operations, Chief Financial Officer, Chief Accounting Officer and Treasurer, we made a $240,000 short-term loan and a $150,000 relocation loan to assist Mr. Grundman's relocation to our executive offices. Interest on these loans accrues at a rate of 6.125% per annum. The short-term loan has been repaid. The relocation loan together with accrued interest will be forgiven in three installments of $50,000 each on July 1, 2000, 2001 and 2002; provided, however, that if Mr. Grundman's employment is terminated during such period in a way that (i) triggers severance obligations, all amounts owed shall be immediately forgiven or (ii) does not trigger severance obligations, all amounts owed shall be immediately due and payable. This agreement further provides that with respect to any forgiveness of the payment of principal and interest on the loans, Mr. Grundman will be entitled to receive a "gross-up" payment in an amount sufficient for him to pay any federal, state, or local income taxes that may be due and payable by him with respect to the forgiveness of such indebtedness (principal and interest).

                           OWNERSHIP OF CAPITAL STOCK

MANAGEMENT

         The following table sets forth as of October 23, 2000, the number of shares of common stock beneficially owned by each (i) director, (ii) executive officer, and (iii) all of our directors and executive officers as a group. Except as noted below, each holder has sole voting and investment power with respect to all shares of common stock listed as owned by such person.

                                                                                                     PERCENTAGE OF
                                                                                       NUMBER OF      OUTSTANDING
NAME OF BENEFICIAL OWNER                                                               SHARES(1)       SHARES(2)
------------------------                                                              ----------       ---------
Francis D. John(3)...........................................................           2,987,414         3.0%
Kevin P. Collins(4)..........................................................             184,238          *
William D. Fertig(5).........................................................              17,500          *
William D. Manly(6)...........................................................            181,875          *
W. Philip Marcum(7)..........................................................             184,238          *
David J. Breazzano(8)........................................................             159,166          *
Morton Wolkowitz(9)..........................................................             570,716          *
James J. Byerlotzer(10)......................................................             196,167          *
Thomas K. Grundman(11).......................................................             210,000          *
Directors and Executive Officers as a group (9 persons)......................           4,691,314         4.6%

------------------------
* Less than 1%

(1) Includes all shares with respect to which each director or executive officer directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares the power to vote or to direct voting of such shares and/or to dispose or to direct the disposition of such shares. Includes shares that may be purchased under currently exercisable stock options and warrants.

(2) Based on 97,030,360 shares of common stock outstanding at October 23, 2000, plus, for each beneficial owner, those number of shares underlying currently exercisable options or warrants held by each executive officer or director.

(3) Includes 2,910,000 shares issuable upon exercise of vested options and 6,914 shares issuable pursuant to currently exercisable warrants. Does not include 1,625,000 shares issuable pursuant to options that have not vested.

(4) Includes 179,166 shares issuable upon the exercise of vested options. Does not include 90,834 shares issuable pursuant to options that have not vested.

(5) Includes 12,500 shares issuable upon the exercise of vested options. Does not include 37,500 shares issuable pursuant to options that have not vested.

(6) Includes 179,166 shares issuable upon the exercise of vested options. Does not include 90,834 shares issuable pursuant to options that have not vested.

(7) Includes 179,166 shares issuable upon the exercise of vested options. Does not include 90,834 shares issuable pursuant to options that have not vested.

(8) Includes 109,166 shares issuable upon the exercise of vested. Does not include 90,834 shares issuable pursuant to options that have not vested.

(9) Includes 173,500 shares issuable upon the exercise of vested options and 6,914 shares issuable pursuant to currently exercisable warrants. Does not include 101,500 shares issuable pursuant to options that have not vested.

(10) Includes 174,167 shares issuable upon the exercise of vested options. Does not include 385,833 shares issuable pursuant to options that have not vested.

(11) Includes 200,000 shares issuable upon the exercise of vested options. Does not include 600,000 shares issuable pursuant to options that have not vested.

         In addition, the following Named Executive Officers who were not executive officers of the Company at October 23, 2000 beneficially own (based on available information) common stock as follows: D. Kirk Edwards--201,400 shares (includes 27,500 shares issuable upon the exercise of vested options); Danny R. Evatt--81,666 shares (includes 15,000 share issuable upon the exercise of vested options).

CERTAIN BENEFICIAL OWNERS

         The following table sets forth, as of October 23, 2000, certain information regarding the beneficial ownership of common stock by each person, other than our directors or executive officers, who is known to own beneficially more than 5% of our outstanding shares of common stock.

                                                                                       SHARES BENEFICIALLY OWNED AT
                                                                                             OCTOBER 23, 2000
                                                                                   -----------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER, IDENTITY OF GROUP                                NUMBER               PERCENT
-------------------------------------------------------                            ---------------     ---------------
Perkins, Wolf, McDonnell and Company(1)......................................        5,954,450                6.1%
     53 W. Jackson Blvd., Suite 722
     Chicago, Ill  60604
T. Rowe Price Associates, Inc. (2)...........................................        7,232,100                7.5%
     100 E. Pratt Street
     Baltimore, MD  21202
West Highland Capital, Inc.(3)...............................................       10,000,000               10.3%
     Estero Partners, LLC
     Lang H. Gerhard
     West Highland Partners, L.P.
     300 Drakes Landing Road, Suite 290
     Greenbrae, CA  94904

---------------------

(1)      As reported on Schedule 13G filed with the SEC on February 14, 2000.

(2)      As reported on Schedule 13G filed with the SEC on February 7, 2000.

(3) As reported on Schedule 13G (Amendment No. 1) filed with the SEC on February 11, 2000.

                              PLAN OF DISTRIBUTION

         Well will issue common stock from time to time in connection with acquisitions by us or our subsidiaries of other businesses, assets or securities. We expect that the terms of the acquisitions involving the issuance of securities covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired by us or our subsidiaries. No underwriting discounts or commissions will be paid in connection with the issuance of our common stock, although finders' fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving such fees may be deemed to be an underwriter within the meaning of the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters in connection with this offering will be passed upon for us by Porter & Hedges, L.L.P.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included or incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             PAGE
                                                                                                             ----
AUDITED FINANCIAL STATEMENTS

Consolidated Balance Sheets......................................................................            F-2

Consolidated Statements of Operations............................................................            F-3

Consolidated Statements of Comprehensive Income..................................................            F-4

Consolidated Statements of Cash Flows............................................................            F-5

Consolidated Statements of Stockholders' Equity..................................................            F-6

Notes to Consolidated Financial Statements.......................................................            F-7

Independent Auditors' Report.....................................................................            F-34


UNAUDITED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of September 30, 2000 (unaudited) and June 30, 2000...............            F-35

Unaudited Consolidated Statements of Operations for the Three Months Ended
     September 30, 2000 and 1999.................................................................            F-36

Unaudited Consolidated Statements of Cash Flows for the Three Months Ended
     September 30, 2000 and......................................................................            F-37

Unaudited Consolidated Statements of Comprehensive Income for the Three Months Ended
     September 30, 2000 and......................................................................            F-38

Notes to Consolidated Financial Statements.......................................................            F-39

                            KEY ENERGY SERVICES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                                   JUNE 30, 2000      JUNE 30, 1999
                                                                                   -------------    ----------------
                                                                                    (THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

Current Assets:
    Cash...................................................................           $109,873            $23,478
    Accounts receivable, net of allowance for doubtful accounts
      ($3,189--2000, $6,790--1999).........................................            123,203             91,998
    Inventories............................................................             10,028             12,742
    Income taxes receivable................................................              5,588                916
    Prepaid expenses and other current assets..............................              4,897              3,409
                                                                                   --------------    ---------------

Total current assets.......................................................            253,589            132,543
                                                                                   --------------    ---------------

Property and equipment:
    Well servicing equipment...............................................            670,392            655,578
    Contract drilling equipment............................................            105,454             88,766
    Motor vehicles.........................................................             55,011             45,133
    Oil and gas properties and other related equipment, successful
      efforts method.......................................................             43,855             42,925
    Furniture and equipment................................................             11,013              8,452
    Buildings and land.....................................................             34,712             31,086
                                                                                   --------------    ---------------
Total property and equipment...............................................            920,437            871,940

Accumulated depreciation & depletion.......................................           (159,876)          (102,378)
                                                                                   --------------    ---------------

Net property and equipment.................................................            760,561            769,562
                                                                                   --------------    ---------------

    Goodwill, net..........................................................            198,633            205,423
    Deferred costs, net....................................................             18,855             23,779
    Notes receivable -- related parties....................................              5,150              2,835
    Other assets...........................................................              9,477             13,996
                                                                                   --------------    ---------------

Total assets...............................................................         $1,246,265         $1,148,138
                                                                                   ==============    ===============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Accounts payable.......................................................        $    35,801       $     18,527
    Other accrued liabilities..............................................             26,398             25,291
    Accrued interest.......................................................             15,994             13,079
    Current portion of long-term debt......................................             14,655             16,254
    Current portion of deferred revenue....................................              4,776                 --
                                                                                   --------------    ---------------

Total current liabilities..................................................             97,624             73,151
                                                                                   --------------    ---------------

Long-term debt, less current portion.......................................            651,945            683,724
Deferred revenue, less current portion                                                  12,255                 --
Non-current accrued expenses                                                             1,847              1,739
Deferred tax liability.....................................................             99,707            101,430
Commitments and contingencies..............................................
Stockholders' equity:
    Common stock, $.10 par value;  100,000,000 shares authorized,
      97,209,504 and 83,155,072 shares issued, at June 30, 2000 and
      June 30, 1999, respectively..........................................              9,723              8,317
    Additional paid-in capital.............................................            413,962            301,615
    Treasury stock, at cost; 416,666 shares at June 30, 2000 and
      June 30, 1999........................................................             (9,682)            (9,682)
    Accumulated other comprehensive income.................................                  8                  9
    Retained earnings (deficit)............................................            (31,124)           (12,165)
                                                                                   --------------    ---------------

Total stockholders' equity.................................................            382,887            288,094
                                                                                   --------------    ---------------

Total liabilities and stockholders' equity.................................         $1,246,265         $1,148,138
                                                                                   ==============    ===============

            SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 YEAR ENDED JUNE 30,
                                                                ------------------------------------------------------
                                                                      2000               1999                1998
                                                                ----------------    --------------     ---------------
                                                                         (THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
    Well servicing........................................         $559,492           $433,657            $356,238
    Contract drilling.....................................           68,428             50,613              58,199
    Oil and gas production................................            9,391              6,461               7,030
    Other, net............................................              421              1,086               3,076
                                                                ----------------    --------------     ---------------
                                                                    637,732            491,817             424,543
                                                                ----------------    --------------     ---------------
COSTS AND EXPENSES:

    Well servicing........................................          399,940            324,965             247,605
    Contract drilling.....................................           58,299             43,556              42,860
    Oil and gas production................................            4,147              2,907               2,983
    Depreciation, depletion and amortization..............           70,972             62,074              31,001
    General and administrative............................           58,772             53,108              38,987
    Bad debt expense......................................            1,648              5,928                 826
    Debt issuance costs...................................               --              6,307                  --
    Interest..............................................           71,930             67,401              21,476
    Corporate restructuring...............................               --              4,504                  --
                                                                ----------------    --------------     ---------------
                                                                    665,708            570,750             385,738

Income (loss) before income taxes.........................          (27,976)           (78,933)             38,805
                                                                ----------------    --------------     ---------------

Income tax benefit (expense)..............................            7,406             25,675             (14,630)
                                                                ----------------    --------------     ---------------

INCOME (LOSS) BEFORE EXTRAORDINARY GAIN                         $   (20,570)        $  (53,258)        $    24,175
Extraordinary gain on extinguishment of debt, less
    applicable income taxes of $580 (See Note 5)..........            1,611                 --                  --
                                                                ----------------    --------------     ---------------

NET INCOME (LOSS).........................................      $   (18,959)        $  (53,258)        $    24,175
                                                                ================    ==============     ===============

EARNINGS (LOSS) PER SHARE:

    Basic - before extraordinary gain.....................      $     (0.25)        $    (1.94)        $      1.41
    Extraordinary gain, net of tax........................             0.02                 --                  --
                                                                ----------------    --------------     ---------------

    Basic -- after extraordinary gain.....................      $     (0.23)        $    (1.94)        $      1.41
                                                                ================    ==============     ===============

    Diluted--before extraordinary gain.....................     $     (0.25)        $    (1.94)        $      1.23
    Extraordinary gain, net of tax........................             0.02                 --                  --
                                                                ----------------    --------------     ---------------

    Diluted - after extraordinary gain....................      $     (0.23)        $    (1.94)        $      1.23
                                                                ================    ==============     ===============

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic.................................................           83,815             27,501              17,153
    Diluted...............................................           83,815             27,501              24,024

            SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                            2000             1999            1998
                                                                        -------------    -------------    ------------
                                                                                         (THOUSANDS)
NET INCOME (LOSS)................................................          $(18,959)       $(53,258)          $24,175

OTHER COMPREHENSIVE INCOME, NET OF TAX:

    Unrealized gains on available-for-sale securities, net of
      tax........................................................               ---             ---             1,525
    Reversal of unrealized gains on available-for-sale securities,
      net of tax.................................................               ---          (1,525)              ---
Foreign currency translation gain (Loss), net of tax.............                (1)              9               ---
                                                                        -------------    -------------    ------------

COMPREHENSIVE INCOME (LOSS), NET OF TAX..........................          $(18,960)       $(54,774)          $25,700
                                                                        =============    =============    ============




            SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                            2000             1999             1998
                                                                        -------------    -------------    ------------
                                                                                          (THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income / (loss)..........................................         $ (18,959)     $  (53,258)      $    24,175
    ADJUSTMENTS TO RECONCILE INCOME FROM OPERATIONS TO
      NET CASH PROVIDED BY (USED IN) OPERATIONS:
    Depreciation, depletion and amortization.....................            70,972          62,074            31,001
    Bad debt expense.............................................             1,648           5,928               826
    Amortization of deferred debt costs..........................             5,919           5,216             2,459
    Restructuring charge.........................................                --             233                --
    Deferred income taxes........................................            (1,818)        (25,675)            7,287
    (Gain) loss on sale of assets................................                25             111              (189)
    Other non-cash items.........................................                --              13             1,313
    CHANGE IN ASSETS AND LIABILITIES NET OF  EFFECTS FROM THE
      ACQUISITIONS:
    (Increase) decrease in accounts receivable...................           (32,853)          9,741            (3,999)
    (Increase) decrease in other current assets..................            (5,483)           (432)           (4,051)

    Increase (decrease) in accounts payable, accrued interest
      and accrued expenses.......................................            18,875         (17,378)          (17,897)

    Other assets and liabilities.................................            (1,275)             --                --
                                                                        -------------    -------------    ------------

    Net cash provided (used) by operating activities.............            37,051         (13,427)           40,925
                                                                        -------------    -------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    Capital expenditures--well servicing..........................          (26,469)        (26,776)          (44,284)
    Capital expenditures--contract drilling.......................           (8,282)         (1,063)           (5,385)
    Capital expenditures--oil and gas.............................             (917)           (287)           (7,849)
    Capital expenditures--other...................................           (2,505)         (3,181)           (1,748)
    Proceeds from sale of fixed assets...........................             2,722           7,110             1,279
    Notes receivable from related parties........................            (2,315)         (2,835)               --
    Cash received in acquisitions................................                --          27,008             2,903
    Acquisitions--well servicing                                                 --        (292,638)         (172,536)
    Acquisitions--contract drilling...............................               --              --           (49,440)
    Acquisitions--oil and gas.....................................               --              --            (9,298)
    Acquisitions--minority interest...............................               --              --            (3,426)
    Purchase of marketable equity securities.....................                --              --            (9,979)
    Other assets and liabilities.................................                --          (1,992)           (6,576)
                                                                        -------------    -------------    ------------

    Net cash from (used) in vesting activities...................           (37,766)       (294,654)         (306,339)
                                                                        -------------    -------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Repayment of long-term debt and capital lease obligations....           (53,268)       (487,376)         (237,424)
    Borrowings under line-of-credit..............................            12,000         328,411           280,770
    Proceeds from equity offering, net of expenses...............           100,571         180,441                --
    Purchase of treasury stock...................................                --              --            (9,682)
    Proceeds from long-term debt.................................                --         142,566           216,000
    Proceeds paid for debt issuance costs........................                --         (15,274)           (9,270)
    Proceeds from other long-term debt...........................                --         150,000             3,316
    Proceeds from forward sale, net of expenses..................            18,236              --                --
    Proceeds from stock option warrants..........................                --           7,434                --
    Proceeds from  warrants exercised............................             8,473              --             4,223
    Proceeds from stock options exercised........................             1,098              92             1,042
                                                                        -------------    -------------    ------------

    Net cash provided by (used in) financing activities..........            87,110         306,294           248,975
                                                                        -------------    -------------    ------------

    Net increase (decrease) in cash..............................            86,395          (1,787)          (16,439)
    Cash at beginning of period..................................            23,478          25,265            41,704
                                                                        -------------    -------------    ------------

    Cash at end of period........................................          $109,873      $   23,478        $   25,265
                                                                        =============    =============    ============

            SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (THOUSANDS)

                                       COMMON STOCK                                            ACCUMULATED
                                   --------------------- ADDITIONAL                               OTHER
                                    NUMBER    AMOUNT AT   PAID-IN      TREASURY     RETAINED  COMPREHENSIVE
                                   OF SHARES     PAR      CAPITAL        STOCK      EARNINGS     INCOME       TOTAL
                                   ---------- ---------- -----------  ----------- ----------- ------------- ----------
BALANCE AT JUNE 30, 1997.........    12,298    $1,230     $55,031          ---      $16,918          ---     $73,179
                                   ---------- ---------- -----------  ----------- ----------- ------------- ----------

Issuance of common stock for
    acquisition of assets........       225        22       5,912          ---          ---          ---       5,934
Issuance of common stock for
    acquisition of companies.....       340        34       7,895          ---          ---          ---       7,929
Exercise of warrants.............       609        61       4,162          ---          ---          ---       4,223
Exercise of options..............       209        21       1,021          ---          ---          ---       1,042
Conversion of 7% Debentures......     5,062       506      45,282          ---          ---          ---      45,788
Purchase of treasury stock.......       ---       ---         ---       (9,682)         ---          ---      (9,682)
Mark-to-market of available for
    sale securities, net of tax..       ---       ---         ---          ---          ---        1,525       1,525
Other   .........................       (58)       (6)        ---          ---          ---          ---          (6)
Net income (loss)................       ---       ---         ---          ---       24,175          ---      24,175
                                   ---------- ---------- -----------  ----------- ----------- ------------- ----------

BALANCE AT JUNE 30, 1998.........    18,685    $1,868    $119,303     $  (9,682)  $  41,093       $1,525    $154,107
                                   ---------- ---------- -----------  ----------- ----------- ------------- ----------

Reversal of unrealized gain on
    available for sale securities       ---       ---         ---          ---          ---       (1,525)     (1,525)
Foreign currency translation
    adjustment, net of tax.......       ---       ---         ---          ---          ---            9           9
Issuance of warrants with 14%
    Notes........................       ---       ---       7,434          ---          ---          ---       7,434
Issuance of common stock in
    equity offering, net of
    offering costs...............    64,245     6,425     174,016          ---          ---          ---     180,441
Issued to lender in lieu of fee..       200        20         980          ---          ---          ---       1,000
Exercise of options..............        15         2          92          ---          ---          ---          94
Other   .........................        10         2        (210)         ---          ---          ---        (208)
Net income (loss)................       ---       ---         ---          ---      (53,258)         ---     (53,258)
                                   ---------- ---------- -----------  ----------- ----------- ------------- ----------

BALANCE AT JUNE 30, 1998.........    83,155    $8,317    $301,615     $ (9,682)   $ (12,165)  $        9    $288,094
                                   ---------- ---------- -----------  ----------- ----------- ------------- ----------

Foreign currency translation
    adjustment, net of tax.......       ---       ---         ---          ---          ---           (1)         (1)
Exercise of warrants.............     2,431       243       8,230          ---          ---          ---       8,473
Exercise of options..............       241        24       1,074          ---          ---          ---       1,098
Conversion of 7% Debentures......       380        38       3,568          ---          ---          ---       3,606
Issuance of common stock in equity
    offering, net of offering costs  11,000     1,100      99,471          ---          ---          ---     100,571
Other............................         3         1           4          ---          ---          ---           5
Net income (loss)................       ---       ---         ---          ---      (18,959)         ---     (18,959)
                                   ---------- ---------- -----------  ----------- ----------- ------------- ----------

BALANCE AT JUNE 30, 2000.........    97,210    $9,723    $413,962      $(9,682)    $(31,124)  $        8    $382,887
                                   ========== ========== ===========  =========== =========== ============= ==========

            SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

         Key Energy Services, Inc. (the "Company" or "Key"), is the largest onshore, rig-based well servicing contractor in the world, with approximately 1,400 well service rigs and 1,200 oilfield trucks as of June 30, 2000. The Company provides a complete range of well services to major and independent oil and natural gas producing companies, including: rig-based well maintenance, workover, completion, and recompletion services (including horizontal recompletions); oilfield trucking; and ancillary oilfield services. Key conducts well servicing operations onshore in the continental United States in the following regions: Gulf Coast (including South Texas, Central Gulf Coast of Texas, and South Louisiana), Permian Basin of West Texas and Eastern New Mexico, Mid-Continent (including the Anadarko, Hugoton and Arkoma Basins and ArkLaTex region), Four Corners (including the San Juan, Piceance, Uinta, and Paradox Basins), Eastern (including the Appalachian, Michigan and Illinois Basins), Rocky Mountains (including the Denver-Julesberg, Powder River, Wind River, Green River and Williston Basins), and California (the San Joaquin Basin), and internationally in Argentina and Ontario, Canada. The Company is also a leading onshore drilling contractor, with 73 land drilling rigs as of June 30, 2000. Key conducts land drilling operations in a number of major domestic producing basins, as well as in Argentina and in Ontario, Canada. Key also produces and develops oil and natural gas reserves in the Permian Basin and Texas Panhandle.

BASIS OF PRESENTATION

         The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated. The accounting policies presented below have been followed in preparing the accompanying consolidated financial statements.

ESTIMATES AND UNCERTAINTIES

         Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

         Inventories, which consist primarily of oilfield service parts and supplies held for consumption and parts and supplies held for sale at the Company's various retail supply stores, are valued at the lower of average cost or market.

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

         The Company provides for depreciation and amortization of oilfield service and related equipment using the straight-line method, excluding its drilling rigs, over the following estimated useful lives of the assets:


         DESCRIPTION                                                                  YEARS
         -----------                                                                  -----

         Well service rigs....................................                           25
         Motor vehicles.......................................                            5
         Furniture and equipment..............................                          3-7
         Buildings and improvements...........................                        10-40
         Gas processing facilities............................                           10
         Disposal wells.......................................                        15-30
         Trucks, trailers and related equipment...............                         7-15


         The components of a well service rig that generally require replacement during the rig's life are depreciated over their estimated useful lives, which range from three to 15 years. The basic rigs, excluding components, have estimated useful lives from date of original manufacture ranging from 25 to 35 years. Salvage values are assigned to the rigs based on an estimate of 10%.

         Effective July 1, 1998, the Company made certain changes in the estimated useful lives of its well service rigs, increasing the lives from 17 years to 25 years. This change decreased the net loss for the twelve months ended June 30, 1999 by approximately $3,100,000 ($0.11 per share-basic). Had this change been made effective July 1, 1997, the effect would have increased net income for the fiscal year ended June 30, 1998 by $1,317,000 ($0.08 per share-basic). This change was made to better reflect the expected utilization of these assets over time, to better provide matching of revenues and expenses and to better reflect the industry standard in regards to estimated useful lives of workover rigs.

         Effective July 1, 1997 the Company changed its method of calculating depreciation on its drilling rigs from the straight-line method to the units-of-production method. This method takes into consideration the number of days the rigs are actually in service each month and depreciation is recorded for at least 15 days each month for each rig that is available for service. The Company believes that this method more appropriately reflects its financial results by better matching revenues with expenses and to better reflect how the assets are to be used over time. The effect of this change on net income for fiscal 1998 was not material.

         The Company uses the successful efforts method of accounting for its oil and gas properties. Under this method, all costs associated with productive wells and nonproductive development wells are capitalized while nonproductive exploration costs and geological and geophysical costs (if any), are expensed. Capitalized costs relating to proved properties are depleted using the units-of-production method.

         The Company has adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets including certain identifiable intangibles, held and used by the Company, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of applying this statement, the Company groups its long-lived assets, including goodwill, on a yard-by-yard basis and compares the estimated future cash flows of each yard to the yard's net carrying value including allocable goodwill. The Company would record an impairment, reducing the yard's net carrying value to an estimated fair value, if the

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

estimated future cash flows were less than the yard's net carrying value. Since adoption of this statement no impairment losses have been required.

HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses derivative financial instruments, primarily commodity option contracts to reduce the exposure of its oil and gas producing operations to changes in the market price of natural gas and crude oil and to fix the price for natural gas and crude oil independently of the physical sale.

         The financial instruments that the Company accounts for as hedging contracts must meet the following criteria: the underlying asset or liability must expose the Company to price risk that is not offset in another asset or liability, the hedging contract must reduce that price risk, and the instrument must be designated as a hedge at the inception of the contract and throughout the contract period. In order to qualify as a hedge, there must be clear correlation between changes in the fair value of the financial instrument and the fair value of the underlying asset or liability such that changes in the market value of the financial instrument will be offset by the effect of price rate changes on the exposed items.

         Premiums paid for commodity option contracts, which qualify as hedges, are amortized to oil and gas sales over the terms of the contracts. Unamortized premiums are included in other assets in the consolidated balance sheet. Amounts receivable under the commodity option contracts are accrued as an increase in oil and gas sales for the applicable periods.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and will be adopted as of July 1, 2000 by the Company. SFAS 133 cannot be applied retroactively and must be applied to
(a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the Company's election, before January 1, 1998.) The oil and gas collars currently in place will be marked to market through the income statement until such time as they are documented as hedges.

COMPREHENSIVE INCOME

         The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") effective July 1, 1998. SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In accordance with the provisions of SFAS 130, the Company has presented the components of comprehensive income in its Consolidated Statements of Comprehensive Income.

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ENVIRONMENTAL

         The Company is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the adverse environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

GOODWILL

         Net Goodwill, totaling $198.6 million and $205.4 million at June 30, 2000 and 1999, respectively, represents the cost in excess of fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in purchase transactions. Goodwill is being amortized on a straight-line basis over periods ranging from ten to 25 years. Amortization of goodwill for fiscal 2000, 1999 and 1998 was $9,840,000, $9,202,000 and
$1,442,000, respectively. The carrying amount of unamortized goodwill is reviewed for potential impairment loss whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable (see Property and Equipment above, for further discussion).

DEFERRED COSTS

         Deferred costs totaling $30,998,000 and $30,488,000 at June 30, 2000 and 1999, respectively, represent debt issuance costs and are recorded net of accumulated amortization of $12,142,000 and $6,709,000 at June 30, 2000 and 1999, respectively. Deferred costs are amortized to interest expense using the straight-line method over the life of each applicable debt instrument or as related debt is retired. This method approximates the amortization which would be recorded using the effective interest method. Amortization of deferred costs totaled $5,176,000, $4,664,000 and $2,006,000 for fiscal 2000,
1999 and 1998, respectively.

INCOME TAXES

         The Company accounts for income taxes based upon Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the statutory enactment date. A valuation allowance for deferred tax assets is recognized when it is more likely than not that the benefit of deferred tax assets will not be realized.

         The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Certain subsidiaries that are consolidated for financial reporting purposes are not eligible to be included in the consolidated U.S. federal income tax return and separate provisions for income taxes have been determined for these entities or groups of entities.

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE

         The Company accounts for earnings per share under Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Under SFAS 128, basic earnings per common share is determined by dividing net earnings applicable to common stock by the weighted average number of common shares actually outstanding during the year. Diluted earnings per common share is based on the increased number of shares that would be outstanding assuming conversion of dilutive outstanding convertible securities using the "as if converted" method.


                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                           2000            1999              1998
                                                                        ------------    ------------     -------------
                                                                             (THOUSANDS, EXCEPT PER SHARE DATA)
BASIC EPS COMPUTATION:
NUMERATOR

    Income (loss) before extraordinary gain......................       $  (20,570)     $  (53,258)           24,175
    Extraordinary gain, net of tax...............................            1,611              --                --
                                                                        ------------    ------------     -------------
    Net income (loss)............................................       $  (18,959)     $  (53,258)      $    24,175
                                                                        ============    ============     =============

DENOMINATOR

    Weighted average common shares outstanding...................           83,815          27,501            17,153
                                                                        ------------    ------------     -------------

BASIC EPS:

    Before extraordinary gain....................................       $    (0.25)     $    (1.94)             1.41
    Extraordinary gain, net of tax...............................            (0.02)             --                --
                                                                        ------------    ------------     -------------
After extraordinary gain.........................................       $    (0.23)     $    (1.94)      $      1.41
                                                                        ============    ============     =============

DILUTED EPS COMPUTATION:

NUMERATOR

    Income (loss) before extraordinary gain......................       $  (20,570)     $  (53,258)      $    24,175
    Effect of dilutive securities, tax effected:
    Convertible securities.......................................               --              --                --
                                                                        ------------    ------------     -------------
       Income (loss) before extraordinary gain...................       $  (20,570)     $  (53,258)      $    29,506
       Extraordinary gain, net of tax............................            1,611              --                --
                                                                        ------------    ------------     -------------
       Net income (loss).........................................       $  (18,959)     $  (53,258)      $    29,506
                                                                        ============    ============     =============

DENOMINATOR

    Weighted average common shares outstanding...................           83,815          27,501            17,153
    Warrants.....................................................               --              --               141
    Stock options................................................               --              --             1,266
    7% Convertible Debentures....................................               --              --             1,191
    5% Convertible Notes.........................................               --              --             4,273
                                                                        ------------    ------------     -------------
                                                                            83,815          27,501            24,024


                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


                                                                                     YEAR ENDED JUNE 30,
                                                                        ----------------------------------------------
                                                                            2000           1999              1998
                                                                        ------------    ------------     -------------
                                                                             (THOUSANDS, EXCEPT PER SHARE DATA)
DILUTED EPS:

    Before extraordinary gain....................................       $    (0.25)     $    (1.94)      $      1.23
    Extraordinary gain, net of tax...............................             0.02              --                --
                                                                        ------------    ------------     -------------

    After extraordinary gain.....................................       $    (0.23)     $    (1.94)      $      1.23
                                                                        ============    ============     =============


         The fiscal 2000 and 1999 earnings per share calculations exclude the Company's convertible debt, outstanding warrants and stock options, because the effects of such instruments on earning per share would be anti-dilutive.

CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing and, by policy, limits the amount of credit exposure to any one financial institution. The Company's customer base primarily consists of multi-national, foreign national and independent oil and natural gas producers. This may affect the Company's overall exposure to credit risk either positively or negatively, in as much as its customers are affected by economic conditions in the oil and gas industry, which have historically been cyclical. However, accounts receivable are well diversified among many customers and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. Historically, credit losses have been insignificant. Receivables are generally not collateralized, although the Company may generally secure a receivable at any time by filing a mechanic's or material-man's lien on the well serviced. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

         The Company did not have any one customer who represented 10% or more of consolidated revenues for the fiscal year ended June 30, 2000 or 1999.

STOCK-BASED COMPENSATION

         The Company accounts for stock option grants to employees using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under the Company's stock incentive plans, the price of the stock on the grant date is the same as the amount an employee must pay to exercise the option to acquire the stock; accordingly, the options have no intrinsic value at grant date, and in accordance with the provisions of APB 25, no compensation cost is recognized.

         In October 1995, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which sets forth alternative accounting and disclosure requirements for stock-based compensation arrangements. SFAS 123 does not rescind the existing accounting for employee stock-based compensation under APB 25. Companies may continue to follow the current accounting to measure and recognize employee stock-based compensation; however, SFAS 123 requires disclosure of pro forma net income and earnings per share that would have been reported under the "fair value" based recognition provisions of SFAS 123. The Company has disclosed in Note 10 the pro forma information required under SFAS 123.

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY GAINS AND LOSSES

         The local currency is the functional currency for all of the Company's foreign operations (Argentina and Canada). The cumulative translation gains and losses, resulting from translating each foreign subsidiary's financial statements from the functional currency to U.S. dollars, is included in other comprehensive income and accumulated in equity until a partial or complete sale or liquidation of the Company's net investment in the foreign entity.

CASH AND CASH EQUIVALENTS

         The Company considers all unrestricted highly liquid investments with less than a three-month maturity when purchased, as cash equivalents.

RECLASSIFICATIONS

         Certain reclassifications have been made to the fiscal 1999 and 1998 consolidated financial statements to conform to the fiscal 2000 presentation.

2.       RESTRUCTURING CHARGE

         In response to an industry downturn caused by historically low oil and gas prices and the resulting slowdown in business, on December 7, 1998, the Company announced a company-wide restructuring plan to reduce operating costs beyond those achieved through the Company's consolidation efforts. The plan involved a reduction in the size of management and on-site work force, salary reductions averaging 21% for senior management, the combination of previously separate operating divisions and the elimination of redundant overhead and facilities. The restructuring plan resulted in pretax charges to earnings of approximately $6.7 million in the second quarter ending December 31, 1998 and $1.5 million in the third quarter ending March 31, 1999. However, due to an increase in oil and gas prices beginning during the Company's fourth fiscal quarter, the Company amended its restructuring plan to decrease the number of planned employee terminations. Increased demand for the Company's services made such terminations unnecessary and would have, in management's opinion, restricted the Company's ability to provide services to its customers. Consequently, the Company did not utilize approximately $3.7 million of the pretax charges. Essentially all of the unutilized portion of the restructuring charge was reversed in the fourth quarter ending June 30, 1999 resulting in a total pretax charge for the fiscal year ended June 30, 1999 of approximately $4.5 million. The charges include severance payments and other termination benefits for approximately 97 employees, lease commitments related to closed facilities and environmental studies performed on closed yard locations.

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

2.       RESTRUCTURING CHARGE (CONTINUED)

         The Company has completed the plan at June 30, 2000. There remained approximately $180,000 for COBRA benefits to terminated employees and $53,000 for contractual payments to an employee at June 30, 1999. The major components of the restructuring charge and costs incurred through June 30, 1999 were as follows:


                                                                                   COST INCURRED
                                                              RESTRUCTURING           THROUGH          BALANCE AS OF
                       DESCRIPTION                                CHARGE           JUNE 30, 1999       JUNE 30, 1999
                       -----------                            ---------------     ----------------     ---------------
                                                                                  (IN THOUSANDS)
Severance/Employee costs.............................           $    4,457          $   (4,224)          $      233
Lease commitments....................................                   27                 (27)                  --
Environmental clean-up...............................                   20                 (20)                  --
                                                              ---------------     ----------------     ---------------
Total................................................           $    4,504          $   (4,271)          $      233
                                                              ===============     ================     ===============


3.       BUSINESS AND PROPERTY ACQUISITIONS

DAWSON PRODUCTION SERVICES, INC.

         In September 1998, the Company completed the acquisition of all of the capital stock of Dawson Production Services, Inc. ("Dawson") for an aggregate consideration of approximately $382.6 million, including approximately $207.1 million of cash paid for the Dawson stock and for transactional fees and approximately $175.5 million of net liabilities assumed.

         Expenditures for the Dawson acquisition, including acquisition costs, less cash acquired were as follows (in thousands):


Fair value of assets acquired, including goodwill.............................................         $    409,722
Liabilities assumed...........................................................................             (199,439)
Liabilities for employee termination costs and lease termination costs........................               (3,162)
                                                                                                       --------------

Cash paid, including acquisition related expenditures and the cost of Dawson common
     stock previously held....................................................................              207,121
Less: Cash acquired...........................................................................              (27,008)
                                                                                                       --------------

Net cash used for the acquisition.............................................................           $  180,113
                                                                                                       ==============


         At the time of the closing, Dawson owned approximately 527 well service rigs, 200 oilfield trucks, and 21 production testing units in South Texas and the Gulf Coast, East Texas and Louisiana, the Permian Basin of West Texas and New Mexico, the Anadarko Basin of Texas and Oklahoma, California, and in the inland waters of the Gulf of Mexico.

         In connection with the Dawson acquisition, the Company recognized liabilities for the estimated costs to involuntarily terminate employees of Dawson and to exit certain activities of Dawson, primarily Dawson's lease liability for its corporate offices. As of June 30, 1999, the Company had completed its severance plan, terminating 44 former Dawson employees. At June 30, 1999, the Company had $592,000 accrued, representing the estimated lease termination costs of Dawson's former corporate offices.

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

3.       BUSINESS AND PROPERTY ACQUISITIONS (CONTINUED)

OTHER FISCAL 1999 ACQUISITIONS

         In addition to its acquisition of Dawson, the Company acquired the assets and/or capital stock of six well servicing and contract drilling businesses during fiscal 1999, increasing its rig and truck fleet by a total of approximately 93 well service rigs, 4 drilling rigs and 185 oilfield trucks (and related equipment) for an aggregate purchase price of approximately $93.7 million in cash. Each of the acquisitions was accounted for using the purchase method and the results of the operations, generated from the acquired assets, are included in the Company's results of operations as of the completion date of each acquisition.

ACQUISITIONS COMPLETED PRIOR TO JUNE 30, 1998

         During fiscal 1998, the Company purchased the capital stock of 17 companies and purchased the assets of 13 other companies. The Company paid cash of approximately $244 million, excluding purchase price adjustments, and issued common stock and warrants to purchase the Company's common stock valued at approximately $13.8 million. Each of the acquisitions was accounted for using the purchase method and the results of operations of the acquisitions were included in the Company's results of operations as of the date of completion of each acquisition.

PRO FORMA RESULTS OF OPERATIONS--(UNAUDITED)

         The following unaudited pro forma results of operations have been prepared as though the Dawson acquisition and the significant fiscal 1998 acquisitions (Ram Oil Well Service, Inc., Rowland Trucking Co., Inc., Big A Well Service Co., Sunco Trucking Co., Justis Supply Co., Inc., Dunbar Well Service, Inc., J.W. Gibson Well Service Co., Updike Brothers, Inc. and Lakota Drilling Co.) had been acquired on July 1, 1997 with adjustments to record specifically identifiable decreases in direct costs and general and administrative expenses related to the termination of individual employees. Pro forma amounts are not necessarily indicative of the results that may be reported in the future.

                                                                                      YEAR ENDED JUNE 30,
                                                                            -----------------------------------------
                                                                                 1999                       1998
                                                                            ---------------             -------------
Revenue...............................................................      $    524,924                $   685,296
Net income (loss).....................................................           (58,211)                    13,164
Basic earnings (loss) per share.......................................             (2.12)                      0.77


4.       COMMITMENTS AND CONTINGENCIES

         Various suits and claims arising in the ordinary course of business are pending against the Company. Management does not believe that the disposition of any of these items will result in a material adverse impact to the consolidated financial position, results of operations or cash flows of the Company.

         In order to retain qualified senior management, the Company enters into employment agreements with its executive officers. These employment agreements run for periods ranging from three to five years, but can be automatically extended on a yearly basis unless terminated by the Company or the executive officer. In addition to providing a base salary for each executive officer, the employment agreements provide for severance payments for each executive officer varying from 1 to 3 years of the executive officer's base salary. The current annual base salaries for the executive officers covered under such employment agreements total approximately $1,125,000. The

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998

4.       COMMITMENTS AND CONTINGENCIES (CONTINUED)

Company also enters into employment agreements with other key employees as it deems necessary in order to retain qualified personnel.

5.       LONG-TERM DEBT

         The components of long-term debt are as follows:

                                                                                               JUNE 30,
                                                                                    --------------------------------
                                                                                        2000              1999
                                                                                    -------------    ---------------
                                                                                              (THOUSANDS)
   Senior Credit Facility(i)
   Revolving Loans........................................................          $    93,000      $     90,000
        Tranche A Term Loan...............................................               22,987            43,366
        Tranche B Term Loan...............................................              175,961           177,761
   14% Senior Subordinated Notes Due 2009(iii)............................              143,650           142,907
   5% Convertible Subordinated Notes Due 2004(iv).........................              205,810           216,000
   7% Convertible Subordinated Debentures Due 2003(v).....................                1,000             4,600
   Dawson 9 3/8% Senior Notes Due 2007(vi)................................                1,106             1,406
   Capital Leases.........................................................               21,911            20,306
   Other notes payable....................................................                1,175             3,632
                                                                                    -------------    ---------------
                                                                                        666,600           699,978
   Less current portion...................................................               14,655            16,254
                                                                                    -------------    ---------------
   Long-term debt.........................................................          $   651,945      $    683,724
                                                                                    =============    ===============


(I)      SENIOR CREDIT FACILITY

         On June 6, 1997, the Company entered into an agreement (the "Initial Credit Agreement") with PNC Bank, N.A. ("PNC"), as administrative agent, and a syndication of other lenders pursuant to which the lenders provided a $255 million credit facility, consisting of a $120 million seven-year term loan and a $135 million five-year revolver. The interest rate on the term loan was LIBOR plus 2.75%. The interest rate on the revolver varied based on LIBOR and the level of the Company's indebtedness. On September 25, 1997, the Company repaid the term loan and a portion of the then outstanding amounts under the revolver by applying the proceeds from the Company's private placement of the 5% Convertible Subordinated Notes discussed below.

         Effective November 6, 1997, the Company entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") with PNC, as administrative agent and lender, pursuant to which PNC agreed to make revolving credit loans of up to a maximum loan commitment of $200 million. Borrowings under the Amended Credit Agreement were, at the Company's option, either (i) Eurodollar Loans with interest payable quarterly at LIBOR plus 1.25%, (ii) Base Rate Loans with interest payable quarterly at the greater of PNC Prime Rate or the Federal Funds Effective Rate plus 0.50%, or (iii) a combination thereof. Effective December 3, 1997, PNC completed the syndication of the Amended Credit Agreement. In connection therewith, PNC, as administrative agent, a syndication of lenders and the Company entered into a First Amendment to the Amended Credit Agreement providing for, among other things, an increase in the maximum commitment to $250 million from $200 million.

         The terms of the Amended Credit Agreement remained unchanged until the Company's acquisition of Dawson in September 1998. In connection with the acquisition of Dawson, the Company entered into a $550,000,000 Second Amended and Restated Credit Agreement, dated as of June 6, 1997, as amended and restated

                            KEY ENERGY SERVICES INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          JUNE 30, 2000, 1999 AND 1998


5.       LONG-TERM DEBT (CONTINUED)

through September 14, 1998, among the Company, PNC Bank, National
Association, as Administrative Agent, Norwest Bank Texas, N.A., as Collateral Agent, PNC Capital Markets, Inc., as Arranger, and the other lenders named from time to time parties thereto (as subsequently amended, the "Current Credit Agreement").

         The Current Credit Agreement provides for a senior credit facility consisting of $150 million in revolving loans, $150 million in Tranche A term loans and $200 million in Tranche B term loans. Amounts paid on the term loans cannot be reborrowed. In addition, up to $20 million of letters of credit can be issued under the Current Credit Agreement, but any outstanding letters of credit reduces borrowing availability under the revolving loans. The Tranche A term loans mature in sixteen consecutive quarterly installments commencing December 14, 1999 with quarterly installment amounts equal to the applicable percentage for a particular quarter multiplied by the unamortized principal amount: 4% for installments 1-4, 6% for installments 5-8, 7% for installments 9-12 and 8% for installments 13-16. The Tranche B term loans mature in nineteen consecutive quarterly installments commencing December 14, 1999 with quarterly installment amounts equal to the applicable percentage for a particular quarter multiplied by the unamortized principal amount:
0.25% for installments 1-16, 24% for installments 17-18 and 48% for the final installment. The commitment to make revolving loans will be reduced to $125 million and $100 million, on September 14, 2001 and September 14, 2002, respectively. The revolving commitment will terminate on September 14, 2003, and all the revolving loans must be paid on or before that date.

         The revolving loans and the Tranche A term loan bear interest at rates based upon, at the Company's option, either the prime rate plus a margin ranging from 0.75% to 2.00% or a Eurodollar rate plus a margin ranging from 2.25% to 3.50%, in each case depending upon the ratio of the Company's total debt (less cash on hand over $5 million) to the Company's trailing 12-month EBITDA, as adjusted. The Tranche B term loan bears interest at rates based upon, at the Company's option, either the prime rate plus 2.50% or a Eurodollar rate plus 4.00%. The Company pays commitment fees on the unused portion of the revolving loan at a varying rate (depending upon the pricing ratio) of between 0.25% and 0.50%.

         The Current Credit Agreement contains various financial covenants, including: (i) consolidated debt-to-capitalization ratio at generally decreasing levels varying between 79% and 65%, (ii) consolidated interest coverage ratio at generally increasing levels varying between 2.00-to-1.00 and 3.50-to-1.00, (iii) consolidated senior leverage ratio at generally decreasing levels varying between 2.50-to-1.00 and 2.00-to-1.00, and (iv) trailing 12-month EBITDA, as adjusted, at generally increasing levels varying between $50 million and $150 million. In addition, the Company must maintain a consolidated fixed charge coverage ratio at generally decreasing levels varying between 1.25-to-1.00 and 1.00 to 1.00. The covenants for consolidated senior leverage ratio and consolidated interest coverage ratio are not imposed until the quarter ending March 31, 2001, and the covenant levels for consolidated debt-to-capitalization and trailing 12-month EBITDA, as adjusted, will remain fixed at 79% and $50 million, respectively, for the same period. The Company is also required to maintain a consolidated liquidity level of at least $30 million.

         The Current Credit Agreement subjects the Company to other restrictions, including restrictions upon the Company's ability to incur additional debt, liens and guarantee obligations, to merge or consolidate with other persons, to sell assets, to make dividends, purchases of our stock or subordinated debt, to make capital expenditures in excess of levels ranging from $37.5 million in fiscal 1999 to $65 million in fiscal 2004, or to make investments, loans and advances or changes to debt instruments and organizational documents. The Company will not be permitted to make acquisitions unless (i) its consolidated debt to capitalization ratio is not more than 60% or (ii) its consolidated debt to capitalization ratio is not increased and the acquisition is funded solely with capital stock. The Company must also maintain consolidated net worth not less than $195 million plus (i) 75% of consolidated net income for each fiscal quarter beginning with the period ending December 31, 1998, (ii) 75% of the net cash

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

5.       LONG-TERM DEBT (CONTINUED)

proceeds from issuance of capital stock after September 14, 1998 and (iii) 75% of the increase in consolidated net worth resulting from the conversion of the 5% Convertible Subordinated Notes or other convertible debt issued after September 14, 1998. All obligations under the senior credit facility are guaranteed by most of the Company's subsidiaries and are secured by substantially all the Company's assets, including the Company's accounts receivable, inventory and equipment. Unless required percentages of the lenders otherwise agree, the term loans under the Current Credit Agreement, must be prepaid from 75% of the Company's excess cash flow (as defined) for each fiscal year until the Company's debt-to capitalization ratio (as defined) is less than 60% and 50% of the Company's excess cash flow for each fiscal year thereafter.

         At June 30, 1999, the principal amount outstanding under the Tranche A term loan the Tranche B term loan and the revolver was $43.4 million, $177.8 million and $89.6 million, respectively. During fiscal 2000, the Company repaid approximately $22.2 million under the term loans while increasing net borrowings under the revolver by $3 million. As a result, at June 30, 2000, the principal amount outstanding under the Tranche A term loan, the Tranche B term loan and the revolver was reduced to approximately $23.0, $176.0 million and $93.0 million, respectively. Additionally, the Company had outstanding letters of credit of $15,132,000 and $10,832,000 as of June 30, 2000 and 1999,
respectively, related to its workman's compensation insurance.

         Since June 30, 2000, a portion of the net proceeds from the Company's equity offering (see Note 10) was used to repay the entire outstanding balance of the Tranche A term loan and $2.3 million of the Tranche B term loan thereby reducing the principal amount outstanding under the Tranche B term loan to approximately $174 million. The Tranche B term loan prepayments were applied to reduce each of the mandatory repayment installments of the Tranche B term loan pro rata, thereby equally reducing all amortization payments without altering the amortization schedule. In addition, $65 million of the net proceeds from the Equity Offering were used to reduce the principal amount outstanding under the revolver to $28 million. The remainder of the net proceeds of the Equity Offering was used to retire other long-term debt. In addition, the principal amount outstanding under the revolver has been further reduced to $23 million as of September 28, 2000.

(II)     BRIDGE LOAN

         In connection with the Dawson acquisition, the Company entered into a bridge loan agreement in the amount of $150,000,000, dated as of September 14, 1998, among the Company, Lehman Brothers Inc., as Arranger, and Lehman Commercial Paper Inc., as Administrative Agent, and the other lenders party thereto (the "Bridge Loan Agreement"). Interest under the Bridge Loan
Agreement accrued at LIBOR plus 6.50% and was payable on the 16th day of each month beginning October 16, 1998. The Bridge Loan was repaid in January 1999 with proceeds from the Company's issuance of the 14% Senior Subordinated Notes.

(III)    14% SENIOR SUBORDINATED NOTES

         On January 22, 1999 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), the Company completed the private placement of 150,000 units (the "Units") consisting of $150,000,000 of 14% Senior Subordinated Notes due 2009 (the "14% Senior Subordinated Notes") and 150,000 warrants to purchase 2,032,565 shares of common stock at an exercise price of $4.88125 per share (the "Unit Warrants"). The cash proceeds from the private placement, net of fees and expenses, were used to repay substantially all of the remaining $148.6 million principal amount (plus accrued interest) owed under the Bridge Loan Agreement.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

5.       LONG-TERM DEBT (CONTINUED)

         On and after January 15, 2004, the Company may redeem some or all of the 14% Senior Subordinated Notes at any time at varying redemption prices in excess of par, plus accrued interest. In addition, before January 15, 2002, the Company may redeem up to 35% of the aggregate principal amount of the 14% Senior Subordinated Notes with the proceeds of certain offerings of equity at 114% of par, plus accrued interest.

         The Unit Warrants have separated from the 14% Senior Subordinated Notes and became exercisable on January 25, 2000. On the date of issuance, the value of the Unit Warrants was estimated at $7,434,000 and is classified as a discount to the 14% Senior Subordinated Notes on the Company's consolidated balance sheet. The discount is being amortized to interest expense over the term of the 14% Senior Subordinated Notes. The 14% Senior Subordinated Notes mature and the Unit Warrants expire on January 15, 2009. The 14% Senior Subordinated Notes are subordinate to the Company's senior indebtedness, which, as defined in the indenture under which the 14% Senior Subordinated Notes were issued, includes borrowings under the Current Credit Agreement and the Dawson 9 3/8% Senior Notes.

         In the event of a change in control of the Company, as defined in the indenture under which the 14% Senior Subordinated Notes were issued, each holder of 14% Senior Subordinated Notes will have the right, at the holder's option, to require the Company to repurchase all or any part of the holder's 14% Senior Subordinated Notes, within 60 days of such event, at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon.

         At June 30, 2000, $150,000,000 principal amount of the 14% Senior Subordinated Notes remained outstanding. The 14% Senior Subordinated Notes pay interest semi-annually on January 15 and July 15 of each year, beginning July 15, 1999. Interest of approximately $10,092,000 was paid on July 15, 1999 and $10,500,000 was paid on January 15, 2000. As of June 30, 2000, 52,000 Unit
Warrants had been exercised, producing approximately $3,700,000 of proceeds to the Company and leaving 98,000 Unit Warrants outstanding.

(IV)     5% CONVERTIBLE SUBORDINATED NOTES

         On September 25, 1997, the Company completed an initial closing of its private placement of $200 million of 5% Convertible Subordinated Notes due 2004 (the "5% Convertible Subordinated Notes"). On October 7, 1997, the Company completed a second closing of its private placement of an additional $16 million of the 5% Convertible Subordinated Notes pursuant to the exercise of the remaining portion of the over-allotment option granted to the initial purchasers of the 5% Convertible Subordinated Notes. The placements were made as private offerings pursuant to Rule 144A and Regulation S under the Securities Act. The 5% Convertible Subordinated Notes are subordinate to the Company's senior indebtedness, which, as defined in the indenture under which the 5% Convertible Subordinated Notes were issued, includes borrowings under the Current Credit Agreement, the 14% Senior Subordinated Notes and the Dawson 9 3/8% Senior Notes. The 5% Convertible Subordinated Notes are convertible, at the holder's option, into shares of the Company's common stock at a conversion price of $38.50 per share, subject to certain adjustments.

         The 5% Convertible Subordinated Notes are redeemable, at the Company's option, on or after September 15, 2000, in whole or part, together with accrued and unpaid interest. The initial REDEMPTION price is 102.86% for the year beginning September 15, 2000 and declines ratably thereafter on an annual basis.

         In the event of a change in control of the Company, as defined in the indenture under which the Notes were issued, each holder of 5% Convertible Subordinated Notes will have the right, at the holder's option, to require the

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

5.       LONG-TERM DEBT (CONTINUED)

Company to repurchase all or any part of the holder's 5% Convertible Subordinated Notes, within 60 days of such event, at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon.

         During the quarter ended June 30, 2000, the Company repurchased (and canceled) $10,190,000 principal amount of the 5% Convertible Subordinated Notes, leaving $205,810,000 principal amount of the 5% Convertible Subordinated Notes outstanding at June 30, 2000. This repurchase resulted in an after-tax gain of $1,611,000. Since June 30, 2000, the Company repurchased (and canceled) $10,196,000 principal amount of the 5% Convertible Subordinated Notes leaving $195,614,000 outstanding as of September 28, 2000. Interest on the 5% Convertible Subordinated Notes is payable on March 15 and September 15. Interest of approximately $5.4 million was paid on September 15, 1999 and March 15, 2000.

(V)      7% CONVERTIBLE SUBORDINATE DEBENTURES

         In July 1996, the Company completed a $52,000,000 private placement of 7% Convertible Subordinated Debentures due 2003 (the "7% Convertible Subordinated Debentures") pursuant to Rule 144A under the Securities Act. The 7% Convertible Subordinated Debentures are subordinate to the Company's senior indebtedness, which, as defined in the indenture under which the 7% Convertible Subordinated Debentures were issued, includes borrowings under the Current Credit Agreement, the 14% Senior Subordinated Notes and the Dawson
9 3/8% Senior Notes.

         The Debentures are convertible, at any time prior to maturity, at the holders' option, into shares of the Company's common stock at a conversion price of $9.75 per share, subject to certain adjustments. In addition, holders who converted prior to July 1, 1999 were entitled to receive a payment, in cash or the Company's common stock (at the Company's option) generally equal to 50% of the interest otherwise payable from the date of conversion through July 1, 1999.

         The 7% Convertible Subordinated Debentures are redeemable, at the option of the Company, on or after July 15, 1999, at a redemption price of 104%, decreasing 1% per year on each anniversary date thereafter. In the event of a change in control of the Company, as defined in the indenture under which the 7% Convertible Subordinated Debentures were issued, each holder will have the right, at the holder's option, to require the Company to repurchase all or any part of the holder's 7% Convertible Subordinated Debentures within 60 days of such event at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon.

         During fiscal 1998, $47,400,000 in principal amount of the Debentures was converted into 4,861,538 shares of the Company's common stock. An additional 165,423 shares of common stock were issued representing 50% of the interest otherwise payable from the date of conversion through July 1, 1999 and an additional 35,408 shares of common stock were issued as an inducement to convert. The additional 165,423 shares of common stock, representing 50% of the interest otherwise payable from the date of conversion through July 1, 1999, are included in equity. The fair value of the additional 35,408 shares of common stock issued as inducement to convert was $710,186 and is recorded as interest expense in the consolidated statement of operations. In addition, the proportional amount of unamortized debt issuance costs associated with the converted 7% Convertible Subordinated Debentures was charged to additional paid-in capital at the time of conversion.

         During fiscal 2000, $3,600,000 in principal amount of the Debentures was converted into 369,229 shares of the Company's common stock. An additional 11,261 shares of common stock were issued representing 100% of the interest otherwise payable from January 1, 2000 through July 1, 2000.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

5.       LONG-TERM DEBT (CONTINUED)

         The additional 11,261 shares of common stock, representing 100% of the interest otherwise payable from January 1, 2000 through July 1, 2000, are included in equity. In addition, the proportional amount of unamortized debt issuance costs associated with the converted 7% Convertible Subordinated Debentures was charged to additional paid-in capital at the time of conversion.

         At June 30, 2000, $1,000,000 principal amount of the 7% Convertible Subordinated Debentures remained outstanding. On August 31, 2000, $985,000 principal amount of the 7% Convertible Subordinated Debentures were surrendered for conversion by the holders thereof and 101,025 shares of common stock were issued on September 1, 2000. The remaining $15,000 principal amount of the outstanding 7% Convertible Subordinated Debentures were redeemed at 103% of the principal amount plus accrued interest leaving none outstanding as of September 28, 2000. Interest on the 7% Convertible Subordinated Debentures was payable on January 1 and July 1 of each year. Interest of approximately $161,000 was paid on July 1, 1999 and January 1, 2000.

(VI)     DAWSON 9 3/8% SENIOR NOTES

         As the result of the Dawson acquisition (see Note 3), the Company, its subsidiaries and U.S. Trust Company of Texas, N.A., trustee ("U.S. Trust"), entered into a Supplemental Indenture dated September 21, 1998 (the "Supplemental Indenture"), pursuant to which the Company assumed the obligations of Dawson under the Indenture dated February 20, 1997 (the "Dawson Indenture") between Dawson and U.S. Trust. Most of the Company's subsidiaries guaranteed those obligations and the senior notes due 2007 (the "Dawson 9 3/8% Senior Notes") issued pursuant to the Dawson Indenture were equally and ratably secured with the obligations under the Current Credit Agreement. On November 17, 1998 the Company completed a cash tender offer to purchase the full $140,000,000 outstanding principal amount of Dawson 9 3/8% Senior Notes at 101% of the aggregate principal amount of the notes, using borrowings under the Current Credit Agreement. Under the tender offer, $138,594,000 in principal amount of the Dawson 9 3/8% Senior Notes was redeemed and a premium of $1,386,000 was paid. In addition, accrued interest of $4,078,000 was paid at redemption.

         At June 30, 1999, $1,406,000 principal amount of the Dawson 9 3/8% Senior Notes remained outstanding. During the quarter ended June 30, 2000, the Company repurchased $300,000 principal amount of the Dawson 9 3/8% Senior Notes, leaving $1,106,000 principal amount of the Dawson 9 3/8% Senior Notes remained outstanding at June 30, 2000. Since June 30, 2000, the Company repurchased $800,000 principal amount of the Dawson 9 3/8% Senior Notes, leaving $306,000 principal amount outstanding as of September 28, 2000. Interest on the Dawson 9 3/8% Senior Notes is payable on February 1 and August 1 of each year. Interest of approximately $65,906 was paid on August 1, 1999 and February 1, 2000.

CAPITALIZED EXPENSES, REPAYMENT SCHEDULE AND INTEREST EXPENSE

         The Company capitalized a total of approximately $16,370,000 in fees and expenses in connection with its various financings during fiscal 1999.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

5.       LONG-TERM DEBT (CONTINUED)

         Presented below is a schedule of the repayment requirements of long-term debt for each of the next five years and thereafter as of June 30, 2000:

                                                                                                          PRINCIPAL
FISCAL YEAR END                                                                                             AMOUNT
---------------                                                                                          -------------
                                                                                                        (IN THOUSANDS)
     2001.....................................................................................           $    14,655
     2002.....................................................................................                15,687
     2003.....................................................................................                16,732
     2004.....................................................................................               172,988
     2005.....................................................................................               205,067
   Thereafter.................................................................................               241,471
                                                                                                         -------------
                                                                                                         $   666,600
                                                                                                         =============

         The Company's interest expense for the years ended June 30, 2000, 1999 and 1998 consist of the following:

                                                                          2000              1999             1998
                                                                      --------------    --------------    ------------
                                                                                      (IN THOUSANDS)
Cash Payments for interest.....................................       $     61,956      $    52,397       $   16,441
Commitment & agency fees paid..................................              1,139              527              860
Accretion of discount on notes.................................                743              552               --
Amortization of capitalized loan payments......................              5,176            4,664            2,459
Net change in accruals.........................................              2,916            9,261            1,716
                                                                      --------------    --------------    ------------
                                                                      $     71,930      $    67,401       $   21,476
                                                                      ==============    ==============    ============

6.       DEBT ISSUANCE COSTS

         During fiscal 1999, the Company recorded an expense item of $6,307,000, which represented the write-off of debt issuance costs. The debt issuance costs were associated with the Bridge Loan Agreement, which was subsequently paid primarily with the proceeds from the Company's private placement of 14% Senior Subordinated Notes (see Note 5). During fiscal 2000, the Company expensed $338,000 of debt issuance costs related to the conversion of 7% Notes and other prepayments of debt.

7.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2000 and 1999. FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

7.       FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                                 2000                               1999
                                                    -------------------------------    -------------------------------
                                                      CARRYING            FAIR           CARRYING            FAIR
                                                       VALUE             VALUE            VALUE             VALUE
                                                    -------------     -------------    -------------     -------------
Financial Assets:
   Cash & cash equivalents...................       $   109,873       $   109,873      $    23,478       $    23,478
   Accounts receivable, net..................           123,203           123,203           91,998            91,998
   Notes receivable--affiliate...............             5,150             5,150            2,385             2,385
   Commodity collar contracts................                --             (778)              717                --
Financial Liabilities:
   Accounts payable..........................            34,091            34,091           18,527            18,527
   Long-term debt
     Senior Credit Facility..................           291,948           291,948          311,127           311,127
     5% Convertible Subordinated Notes.......           205,810           160,532          216,000           137,160
     7% Convertible Subordinated Debentures..             1,000             1,130            4,600             3,450
     14% Senior Subordinated Notes...........           143,650           162,325          142,907           153,750
     Dawson 9 3/8% Senior Notes..............             1,106             1,029            1,406             1,336
     Capital lease liabilities...............            21,911            21,911           20,306            20,306
     Other debt..............................             1,175             1,175            3,632             3,632

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         Cash, trade receivables and trade payables: The carrying amounts approximate fair value because of the short maturity of those instruments.

         Commodity option contracts: The carrying amount of the commodity option contracts is comprised of the unamortized premiums paid for the option contracts. The fair value of the commodity option contracts is estimated using the discounted forward prices of each options index price, for the term of each option contract.

         Notes receivable-affiliate: The amounts reported relate to notes receivable from officers of the Company.

         Long-term debt: The fair value of the Company's long-term debt is based upon the quoted market prices for the various notes and debentures at June 30, 2000 and 1999, and the carrying amounts outstanding under the Company's senior credit facility.

8.       DERIVATIVE FINANCIAL INSTRUMENTS

         The Company utilizes derivative financial instruments to manage well-defined commodity price risks. The Company is exposed to credit losses in the event of non-performance by the counter-parties to its commodity hedges. The Company only deals with reputable financial institutions as counter-parties and anticipates that such counter-parties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counter-parties.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

8.       DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

         The Company utilizes option or collar contracts to hedge the effect of price changes on future oil and gas production. The objective of its hedging activities is to achieve more predictable revenues and cash flows. If market prices of oil and gas exceeded the strike price of put options, the options would expire unexercised, therefore reducing the effective price received for oil and gas sales by the cost of the related option. If the strike price of put options exceeds the market prices of oil and gas, the Company would receive payment from the counter-party of the contract equal to the contracted volumes times the difference between the market price and the strike price, increasing the effective price received for oil and gas sales by the amount received from the counter-party. If the market price of oil and gas is outside the "collar" on collar contracts, the Company will pay or receive payment which will increase or decrease the effective price received for oil and gas sales.

         Gains and amortization of premiums paid on option contracts are recognized as an adjustment to sales revenue when the related transactions being hedged are finalized.

         The net effect of the Company's commodity hedging activities decreased oil and gas revenues for the year ended June 30, 2000 by $822,270 and increased oil and gas revenues for the year ended June 30, 1999 by $158,500.

         The following table sets forth the future volumes hedged by year and the weighted-average strike price of the option contracts at June 30, 2000 and 1999:

                                             MONTHLY INCOME
                                         ------------------------
                                           OIL           GAS                                         STRIKE PRICE
                                          (BBLS)       (MMBTU)                 TERM                 PER BBL/MMBTU
                                         ---------    -----------     ------------------------    -------------------
At June 30, 2000
   Oil Collars......................        4,000             --      May  2000  -  Feb. 2001     $22.20   -  $26.50
                                            5,000             --      Mar  2001  -  Feb. 2002     $19.70   -  $23.70
   Gas Collars......................                      30,000      May  2000  -  Feb. 2001     $ 2.60   -  $ 3.19
                                                          40,000      Mar  2001  -  Feb. 2002     $ 2.40   -  $ 2.91
At June 30, 1999
   Oil..............................        5,000             --      Jun  1999  -  May  2000     $            17.00
   Oil..............................       17,000             --      Jul  1999  -  Jun  2000     $            18.00
   Gas..............................           --        100,000      Jun  1999  -  May  2000     $             2.50

         (The strike prices for oil are based on the NYMEX spot price for West Texas Intermediate; the strike prices for gas are based on the Inside FERC-West Texas Waha spot price).

9.       OTHER ACCRUED LIABILITIES

         Other accrued liabilities consist of the following:

                                                                                               JUNE 30,
                                                                                    --------------------------------
                                                                                        2000              1999
                                                                                    -------------    ---------------
                                                                                              (THOUSANDS)
   Accrued payroll, taxes and employee benefits...........................          $    15,261      $     15,423
   State sales, use and other taxes.......................................                2,465             2,044
   Oil and gas revenue distribution.......................................                1,714               267
   Other..................................................................                6,958             7,557
                                                                                    -------------    ---------------
   Total..................................................................          $    26,398      $     25,291
                                                                                    =============    ===============

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

10.      STOCKHOLDERS' EQUITY

EQUITY OFFERINGS

         On June 30, 2000, the Company closed the public offering of 11,000,000 shares of common at $9.625 per share, or approximately $106 million (the "Equity Offering"). Net proceeds from the Equity Offering of approximately $101 million were used to repay a portion of the Company's term loan borrowings and revolving line of credit under its senior credit facility and to retire other long-term debt.

         On May 7, 1999, the Company closed the public offering of 55,300,000 shares of common stock (300,000 shares of which were sold pursuant to the underwriters' over-allotment option discussed below) at $3.00 per share, or $166 million (the "Prior Public Offering"). Concurrently therewith, the Company closed the offering of an additional 3,508,772 shares of common stock at $2.85 per share, or $10 million (the "Prior Concurrent Offering" and together with the Prior Public Offering, the "Prior Equity Offerings"). In addition, on June 7, 1999, the underwriters of the Prior Public Offering exercised an over-allotment option to purchase an additional 5,436,000 million shares to cover over-allotments. Net proceeds from the Prior Equity Offerings of approximately $180.4 million were used to repay a portion of the Company's term loan borrowings under its senior credit facility.

STOCK INCENTIVE PLANS

         On January 13, 1998 the Company's shareholders approved the Key Energy Group, Inc. 1997 Incentive Plan, as subsequently amended (the "1997 Incentive Plan"). The 1997 Incentive Plan is an amendment and restatement of the plans formerly known as the "Key Energy Group, Inc. 1995 Stock Option Plan" (the "1995 Option Plan") and the "Key Energy Group, Inc. 1995 Outside Directors Stock Option Plan" (the "1995 Directors Plan") (collectively, the "Prior Plans").

         All options previously granted under the Prior Plans and outstanding as of November 17, 1997 (the date on which the Company's board of directors adopted the plan) were assumed and continued, without modification, under the 1997 Incentive Plan.

         Under the 1997 Incentive Plan, the Company may grant the following awards to key employees, directors who are not employees ("Outside Directors") and consultants of the Company, its controlled subsidiaries, and its parent corporation, if any: (i) incentive stock options ("ISOs") as defined in
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"),
(ii) "nonstatutory" stock options ("NSOs"), (iii) stock appreciation rights ("SARs"), (iv) shares of the restricted stock, (v) performance shares and performance units, (vi) other stock-based awards and (vii) supplemental tax bonuses (collectively, "Incentive Awards"). ISOs and NSOs are sometimes referred to collectively herein as "Options".

         The Company may grant Incentive Awards covering an aggregate of the greater of (i) 3,000,000 shares of the Company's common stock and (ii) 10% of the shares of the Company's common stock issued and outstanding on the last day of each calendar quarter, provided, however, that a decrease in the number of issued and outstanding shares of the Company's common stock from the previous calendar quarter shall not result in a decrease in the number of shares available for issuance under the 1997 Incentive Plan. As a result of the Company's equity offering discussed above, as of June 30, 2000, the number of shares of the Company's common stock that may be covered by Incentive Awards has increased to approximately 9.68 million.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

10.      STOCKHOLDERS' EQUITY (CONTINUED)

         Any shares of the Company's common stock that are issued and are forfeited or are subject to Incentive Awards under the 1997 Incentive Plan that expire or terminate for any reason will remain available for issuance with respect to the granting of Incentive Awards during the term of the 1997 Incentive Plan, except as may otherwise be provided by applicable law. Shares of the Company's common stock issued under the 1997 Incentive Plan may be either newly issued or treasury shares, including shares of the Company's common stock that the Company receives in connection with the exercise of an Incentive Awards. The number and kind of securities that may be issued under the 1997 Incentive Plan and pursuant to then outstanding Incentive Awards are subject to adjustments to prevent enlargement or dilution of rights resulting from stock dividends, stock splits, recapitalizations, reorganization or similar transactions.

         The maximum number of shares of the Company's common stock subject to Incentive Awards that may be granted or that may vest, as applicable, to any one Covered Employee (defined below) during any calendar year shall be 500,000 shares, subject to adjustment under the provisions of the 1997 Incentive Plan.

         The maximum aggregate cash payout subject to Incentive Awards (including SARs, performance units and performance shares payable in cash, or other stock-based awards payable in cash) that may be granted to any one Covered Employee during any calendar year is $2,500,000. For purposes of the 1997 Incentive Plan, "Covered Employees" means a named executive officer who is one of the group covered employees as defined in Section 162(m) of the Code and the regulation promulgated thereunder (i.e., generally the chief executive officer and the other four most highly compensated executives for a given year).

         The 1997 Incentive Plan is administrated by the Compensation Committee appointed by the Board of Directors (the "Committee") consisting of not less than two directors each of whom is (i) an "outside director" under
Section 162(m) of the Code and (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934. In addition, subject to applicable shareholder approval requirements, the Company may issue NSOs outside the 1997 Incentive Plan.

         The exercise price of options issued under the 1997 Incentive Plan and outside the 1997 Incentive Plan is the fair market value per share on the date the options are granted. The exercise of NSOs results in a U.S. tax deduction to the Company equal to the income tax effect of the difference between the exercise price and the market price at the exercise date. The following table summarizes the stock option activity related to the Company's plans (shares in thousands):

                                                                    FISCAL YEAR ENDING JUNE 30,
                                               -----------------------------------------------------------------------
                                                       2000                     1999                     1998
                                               ---------------------    ----------------------    --------------------
                                                           WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                            AVERAGE                  AVERAGE                  AVERAGE
                                                           EXERCISE                 EXERCISE                 EXERCISE
                                               SHARES       PRICE        SHARES      PRICE         SHARES     PRICE
                                               -------     ---------    --------    ----------    -------    ---------
Outstanding-beginning of fiscal year.....      6,920       $  5.55       2,292      $   10.33      2,086     $   8.13
   Granted...............................      3,688          8.61       5,443           4.32        415        18.65
   Exercised.............................       (241)         4.56         (15)          6.36       (209)        5.00
   Forfeited.............................       (897)         9.80        (800)         10.87         --           --
                                               -------     ---------    --------    ----------    -------    ---------
Outstanding, June 30.....................      9,470          6.37       6.920           5.55      2,292        10.33
                                               =======                  ========                  =======
Exercisable-end of fiscal year...........      4,370                     1,020                       672
                                               =======                  ========                  =======

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

10.      STOCKHOLDERS' EQUITY (CONTINUED)

         The foregoing stock option activity summary reflects that effective as of September 4, 1998, the Committee authorized the cancellation and reissue of stock options for employees that were not executive offices for the purpose of changing the exercise price and vesting schedule of such options. A total of 473,556 stock options were cancelled, with a weighted average price of approximately $13.09 per share, and reissued with an exercise price of $7.125 per share. The vesting of the new options is ratable over a three-year period from the date of grant.

         The following table summarizes information about the stock options outstanding at June 30, 2000 (shares in thousands):

                                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                          -------------------------------------------    ----------------------------
                                           NUMBER OF                                      NUMBER OF
                                            SHARES          WEIGHTED-                       SHARES
                                          OUTSTANDING        AVERAGE       WEIGHTED-     EXERCISABLE      WEIGHTED-
                                              AT            REMAINING       AVERAGE           AT           AVERAGE
                                           JUNE 30,        CONTRACTUAL     EXERCISE        JUNE 30,        EXERCISE
RANGE OF EXERCISE PRICES                     2000             LIFE           PRICE           2000           PRICE
------------------------                  ------------     ------------    ----------    -------------    -----------
$   3.00   - $   5.00.....................      4.112            7.51        $   3.28          2,639        $   3.54
$   6.00   - $   6.8125...................         90            9.00            6.63             --              --
$   7.125  - $   8.375....................      1,382            7.75            7.28            778            7.39
$   8.50   - $   9.50.....................      3,510            9.00            8.76            578            9.27
$  11.125  - $   20.50....................        375            6.00           13.25            375           13.25

         The Company applies the intrinsic value method of APB 25 in accounting for its employee stock incentive plans. Accordingly, no compensation expense has been recognized for any stock options issued under the employee plans. Had compensation expense for stock options granted to employees been recognized based on the fair value at the grant dates, using the methodology prescribed by SFAS 123, the Company's net income (loss) and earnings per share would have been reduced to pro forma amounts indicated below:

                                                                          2000              1999             1998
                                                                      --------------    --------------    ------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (loss):
   As reported.................................................       $   (18,959)      $  (53,258)       $   24,175
   Pro forma...................................................           (25,684)         (57,057)           22,343

Earnings per share of common stock:
   As reported.................................................       $     (0.23)      $    (1.94)       $     1.41
   Pro forma...................................................             (0.31)           (2.07)             1.31

Earnings per share of common stock-assuming Dilution:
   As reported.................................................       $     (0.23)      $    (1.94)       $     1.23
   Pro forma...................................................       $     (0.31)           (2.07)             1.14

         SFAS 123 does not apply to options granted prior to January 1, 1995; therefore; the pro forma effect disclosed above may not be representative of pro forma amounts in future years.

         The total fair value of stock options granted during 2000, 1999 and 1998 was $19,541,000, $15,695,000 and $7,994,000, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Sholes option-pricing model, based on the following weighted-average assumptions.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

10.      STOCKHOLDERS' EQUITY (CONTINUED)

                                                                                       YEAR OF GRANT
                                                                      ------------------------------------------------
                                                                          2000              1999             1998
                                                                      --------------    --------------    ------------
Risk-free interest rate........................................             6.40%            5.09%            5.79%
Expected life of options.......................................           5 years          5 years          5 years
Expected volatility of the Company's stock price...............               67%              98%             136%
Expected dividends.............................................              none             none             none

11.      INCOME TAXES

         Components of income tax expense (benefit) are as follows:

                                                                                FISCAL YEAR ENDED JUNE 30,
                                                                      ------------------------------------------------
                                                                          2000              1999             1998
                                                                      --------------    --------------    ------------
                                                                                        (THOUSANDS)
Federal and State:
   Current.....................................................           $(5,588)      $      --         $   7,343
   Deferred....................................................
       U.S.....................................................            (1,818)        (25,560)            7,287
       Foreign.................................................                --            (115)               --
                                                                      --------------    --------------    ------------
                                                                          $(7,406)       $(25,675)          $14,630
                                                                      ==============    ==============    ============

         The Company paid $9,024,000 for income taxes in fiscal 1998. No income tax payments were made for fiscal 2000 or 1999.

         Income tax expense (benefit) from continuing operations differs from amounts computed by applying the statutory federal rate as follows:

                                                                                FISCAL YEAR ENDED JUNE 30,
                                                                      ------------------------------------------------
                                                                          2000              1999             1998
                                                                      --------------    --------------    ------------
                                                                                        (THOUSANDS)
Income tax computed at statutory rate..........................           (35.0)%           (35.0)%           35.0%
Amortization of goodwill disallowance..........................             7.0               2.0              1.1
Meals and entertainment disallowance...........................             1.3               0.3              0.7
State taxes....................................................             0.0               0.0              0.7
Change in valuation allowance and other........................             0.2               0.2              0.2
                                                                      --------------    --------------    ------------
                                                                          (26.5)%           (32.5)%           37.7%
                                                                      ==============    ==============    ============

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

11.      INCOME TAXES (CONTINUED)

         Deferred tax assets (liabilities) are comprised of the following:

                                                                              FISCAL YEAR ENDED
                                                                                   JUNE 30
                                                                       ---------------------------------
                                                                           2000               1999
                                                                       -------------      --------------
                                                                                 (THOUSANDS)
                    Net operating loss and tax credit carry forwards       $ 88,491       $    97,689
                    Property and equipment......................           (175,511)         (163,594)
                    Self insurance reserves.....................              1,616             1,578
                    Allowance for bad debts.....................              1,129             2,612
                    Acquisition expenses, expensed for tax......               (626)           (4,773)
                    Other.......................................                862               112
                                                                       --------------     --------------
                    Net deferred tax liability..................            (84,039)          (66,376)
                    Valuation allowance of deferred tax assets..            (15,668)          (35,054)
                                                                       --------------     --------------
                    Net deferred tax liability, net of valuation
                    allowance...................................           $(99,707)        $(101,430)
                                                                       ==============     ==============

         A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Due to uncertainties arising from a lack of earnings history and based on management's future expectations, it does not appear more likely than not that the Company will be able to utilize all the available carryforwards prior to their ultimate expiration.

         The Company estimates that as of June 30, 2000, the Company will have available approximately $249,253,000 of net operating loss carryforwards (which begin to expire in fiscal 2001). Approximately $51,272,000 of the net operating loss carryforwards are subject to an annual limitation of approximately $1,012,000, under Sections 382 and 383 of the Internal Revenue Code.

12.      LEASING ARRANGEMENTS

         The Company leases certain property and equipment under non-cancelable operating leases that generally expire at various dates through fiscal 2002. The term of the operating leases generally run from 24 to 60 months with varying payment dates throughout each month.

         As of June 30, 2000 the future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

                                                                                    LEASE
                        FISCAL YEAR ENDING JUNE 30                                 PAYMENTS
                        --------------------------                              ---------------
                        2001.................................................   $      2,221
                        2002.................................................          1,555
                        2003.................................................          1,209
                        2004.................................................          1,147
                        2005.................................................          1,110
                                                                                ---------------
                                                                                $      7,242
                                                                                ===============

         Operating lease expense was approximately $6,459,698, $7,313,000 and $8,002,000, for the fiscal years ended June 30, 2000, 1999 and 1998, respectively.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

13.      EMPLOYEE BENEFIT PLANS

         In order to retain quality personnel, the Company maintains 401(k) plans as part of its employee benefits package. From July 1, 1998 through December 31, 1998, the Company matched 100% of employee contributions into its 401(k) plan up to a maximum of $1,000 per participant per year, with such contributions totaling $907,509. From January 1, 1999 to March 31, 2000, the Company elected not to match employee contributions. Commencing April 1, 2000, the Company matches, 100% of employee contributions into its 401(k) plan up to a maximum of $250 per participant per year. The Company's matching contributions for fiscal 2000 and 1999 were $77,000 and $907,509, respectively.

14.      TRANSACTIONS WITH RELATED PARTIES

         In connection with the negotiation of the terms of a five-year employment agreement with Mr. Francis D. John, Chairman of the Board, President and Chief Executive Officer of the Company, and as an inducement to Mr. John to enter into such employment agreement, the Company entered into a separate agreement with Mr. John, dated as of August 2, 1999, which as amended through June 30, 2000, provides that $5 million in loans previously made by the Company to Mr. John, together with the accrued interest payable thereon, will be forgiven ratably during the ten year period commencing on July 1, 2001 and ending on June 30, 2010. The agreement provides that the foregoing forgiveness of indebtedness is predicated and conditioned upon Mr. John remaining employed by the Company during such period. In addition, in the event that Mr. John is terminated by the Company for "Cause" (as defined in the agreement), or in the event that Mr. John voluntarily terminates his employment with the Company, the agreement further provides that the entire remaining principal balance of these loans, together with accrued interest payable thereon, will become immediately due and payable by Mr. John. However, in the event that Mr. John's employment is terminated for "Good Reason", or as a result of Mr. John's death or "Disability", or as a result of a "Change in Control" (all as defined in that agreement), the agreement stipulates that the remaining principal balance outstanding on the loans, together with accrued interest thereon will be forgiven.

         During fiscal 1998, Metretek Technologies, a diversified provider of products and services to the natural gas industry and a company for which W. Phillip Marcum, one of the Directors of the Company, serves as Chairman of the Board, President and Chief Executive Officer, sold certain assets held by its wholly owned subsidiary, Marcum Gas Transmission, to Odessa. Metretek Technologies sold the assets for a total consideration of $700,000. Metretek Technologies also granted Odessa a right of first refusal to participate in future projects developed by Marcum Gas Transmission on terms and conditions identical to those provided in future projects developed by Marcum Gas Transmission on terms and conditions identical to those provided to Marcum Gas Transmission.

         During fiscal 1998, the Company deposited $250,000 in money market account as collateral to secure a bank loan made to a business entity in which Danny R. Evatt, then the Chief Information Officer and Vice President of Financial Operations of the Company, owns an interest. Such amount was returned to the Company during fiscal 2000.

         In fiscal 1999, an investment management firm in which David J. Breazzano, one of the Company's directors, is a principal, purchased $25 million principal amount of the Company's borrowings under a bridge loan agreement which has since been repaid in full.

         In fiscal 1999, the Company entered into a consulting agreement with an investment banking firm in which Kevin P. Collins, one of the Company's directors, is a principal, pursuant to which such firm provided financial

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

14.      TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

advisory services to the Company in connection with equity offering completed in fiscal 1999 and for which such firm received a total of $167,000.

         In connection with the negotiation of an employment agreement with Thomas K. Grundman, the Company's Executive Vice President of International Operations, Chief Financial Officer, Chief Accounting Officer and Treasurer, the Company made a $240,000 short-term loan and a $150,000 relocation loan to assist Mr. Grundman's relocation to the Company's executive offices. Interest on these loans accrues at a rate of 6.125% per annum. The short-term loan has been repaid. The relocation loan together with accrued interest will be forgiven in three installments of $50,000 each on July 1, 2000, 2001 and 2002; PROVIDED, HOWEVER, that if Mr. Grundman's employment is terminated during such period in a way that (i) triggers severance obligations, all amounts owed shall be immediately forgiven or (ii) does not trigger severance obligations, all amounts owed shall be immediately due and payable.

15.      BUSINESS SEGMENT INFORMATION

         The Company operates in three business segments: well servicing, contract drilling and oil and natural gas production.

         Well Servicing: the Company's operations provide well servicing (ongoing maintenance of existing oil and natural gas wells), workover (major repairs or modifications necessary to optimize the level of production from existing oil and natural gas wells) and production services (fluid hauling and fluid storage tank rental).

         Contract Drilling: The Company provides contract drilling services for major and independent oil companies onshore the continental United States, Argentina and Ontario, Canada.

         Oil and Natural Gas Production: The Company produces crude oil and natural gas, in the Permian Basin and Panhandle areas of West Texas. The Company's management evaluates the performance of its operating segments based on net income and operating profits (revenues less direct operating expenses). Corporate expenses include general corporate expenses associated with managing all reportable operating segments. Corporate assets consist principally of cash and cash equivalents, deferred debt financing costs and deferred income tax assets.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

15.      BUSINESS SEGMENT INFORMATION (CONTINUED)

                                                         CONTRACT        OIL AND NATURAL       CORPORATE/
                                   WELL SERVICING        DRILLING         GAS PRODUCTION          OTHER              TOTAL
                                   --------------      ------------      ---------------      ------------      ---------------
2000
Operating revenues...............         $559,492       68,428             $9,391                  $421           $637,732
Operating profit.................         $159,552       10,129              5,244                   421            175,346
Depreciation, depletion and
   amortization..................           62,680        6,105              1,955                   232             70,972
Interest expense.................            2,300           --                 --                69,630             71,930
Net income (loss) before
   extraordinary gain............           48,062       (1,664)             2,508               (69,476)           (20,570)
Identifiable assets..............          635,304       89,574             35,682               287,072          1,047,632
Capital expenditures (excluding
   acquisitions).................           30,098        8,282                917                 2,505             41,802
1999
Operating revenues...............         $433,657      $50,613             $6,461                $1,086           $491,817
Operating profit.................          108,692        7,057              3,554                 1,086            120,389
Depreciation, depletion and
   amortization..................           52,638        6,586              2,422                   428             62,074
Interest expense.................            1,659           18                 --                65,724             67,401
Net income (loss)*...............           15,447       (4,093)               552               (65,164)           (53,258)
Identifiable assets..............          651,781       81,074             36,707               173,153            942,715
Capital expenditures (excluding
   acquisitions).................           26,776        1,063                287                 3,181             31,307
1998
Operating revenues...............         $356,238      $58,199             $7,030                $3,076           $424,543
Operating profit.................          108,633       15,339              4,047                 3,076            131,095
Depreciation, depletion and
   amortization..................           24,334        4,176              2,043                   448             31,001
Interest expense.................              624           19                (13)               20,846             21,476
Net income (loss)*...............           37,991        3,681              1,115               (18,612)            24,175
Identifiable assets..............          352,014      109,873             37,265               154,552            653,704
Capital expenditures (excluding
   acquisitions).................           44,284        5,385              7,849                 1,748             59,266

-------------------
* Net income (loss) for the contract drilling segment includes a portion of well servicing general and administrative expenses allocated on a percentage of revenue basis.

         Operating revenues and operating profit for the Company's foreign operations, which includes Argentina and Canada, were $37.2 million and $5.3 million, respectively, for the year ended June 30, 2000. Operating revenues and operating profit for the Company's foreign operations, which includes Argentina and Canada, were $26.7 million and $5.2 million, respectively, for the year ended June 30, 1999 and $32.5 million and $6.5 million, respectively, for the year ended June 30, 1998. The Company had $66.9 million and $54.5 million of identifiable assets as of June 30, 2000 and 1999, respectively, related to its foreign operations.

                            KEY ENERGY SERVICES INC.

                          JUNE 30, 2000, 1999 AND 1998

16.      SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                                                         YEAR ENDED JUNE 30,
                                                             --------------------------------------
                                                              2000          1999            1998
                                                             ------        ------          ------
                                                                           (IN THOUSANDS)
Fair value of common stock issued in purchase transaction         --           --         $ 13,863
Fair value of common stock issued to lender in lieu of fees       --            1               --
Fair value of common stock issued upon the conversion of
long term debt.........................................        3,600           --          100,826
Capital lease obligations..............................       10,758       17,120               --

17.      UNAUDITED SUPPLEMENTARY INFORMATION -- QUARTERLY RESULTS OF OPERATIONS

         Summarized quarterly financial data for 2000 and 1999 are as follows:

                                               FIRST            SECOND          THIRD                FOURTH
                                              QUARTER          QUARTER         QUARTER               QUARTER
                                           ---------------    -----------    -------------       ----------------
                                                          IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
2000
Revenues...............................      $149,892          $159,389            $158,551            $169,900
Earnings (loss) from operations........       (13,191)           (7,953)             (5,730)             (1,102)
Net earnings (loss)....................        (9,451)           (5,693)             (4,150)             (1,276)
Earnings per share.....................         (0.11)            (0.07)              (0.05)              (0.01)
Weighted average common shares and
   equivalents outstanding.............        82,738            82,738              84,633              85,567
1999
Revenues...............................      $115,587          $143,646            $104,923             127,661
Earnings (loss) from operations........         3,157           (14,780)            (48,153)            (19,157)
Net earnings (loss)....................         1,837            (9,797)            (32,051)            (13,247)
Earnings (loss) per share..............          0.10             (0.54)              (1.75)              (0.24)
Weighted average common shares and
   equivalents outstanding.............        18,268            18,291              18,293              55,245

18.      VOLUMETRIC PRODUCTION PAYMENT

         In March 2000, Key sold a part of its future oil and natural gas production from Odessa Exploration Incorporated, its wholly owned subsidiary, for gross proceeds of $20 million pursuant to an agreement under which the purchaser is entitled to receive a share of the production from certain oil and natural gas properties in amounts ranging from 3,500 to 10,000 barrels of oil and 58,800 to 122,100 Mmbtu of natural gas per month over a six year period ending February 2006. The total volume of the forward sale is approximately 486,000 barrels of oil and 6.135 million Mmbtus of natural gas.

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Key Energy Services, Inc. :

         We have audited the accompanying consolidated balance sheets of Key Energy Services, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operation, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2000. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the Index at Item 14. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Key Energy Services, Inc. and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2000, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                    KPMG LLP

Midland, Texas
August 31, 2000

                            KEY ENERGY SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                            SEPTEMBER 30, 2000       JUNE 30, 2000
                                                                            --------------------    -----------------
                                                                                          (UNAUDITED)
                                                                                 (THOUSANDS, EXCEPT SHARE DATA)
                                  ASSETS
Current assets:
    Cash..........................................................                      $2,635          $109,873
    Accounts receivable, net of allowance for doubtful
    accounts of $3,424 and $3,189, at September 30, 2000
    and June 30, 2000, respectively...............................                     138,460           123,203
    Inventories...................................................                      12,613            10,028
    Prepaid income taxes..........................................                         ---             5,588
    Prepaid expenses and other current assets.....................                       5,552             4,897
                                                                            --------------------    -----------------
Total current assets..............................................                     159,260           253,589
                                                                            --------------------    -----------------
Property and equipment:
    Oilfield service equipment....................................                     677,366           670,392
    Contract drilling equipment...................................                     105,434           105,454
    Motor vehicles................................................                      57,535            55,011
    Oil and gas properties and other related equipment,
    successful efforts method.....................................                      43,977            43,855
    Furniture and equipment.......................................                      12,966            11,013
    Buildings and land............................................                      34,787            34,712
                                                                            --------------------    -----------------
                                                                                       932,065           920,437
Accumulated depreciation & depletion..............................                    (174,858)         (159,876)
                                                                            --------------------    -----------------
Net property and equipment........................................                     757,207           760,561
                                                                            --------------------    -----------------
    Goodwill, net.................................................                     196,176           198,633
    Deferred costs, net...........................................                      17,605            18,855
    Notes receivable - related parties............................                       5,100             5,150
    Other assets..................................................                       9,408             9,477
                                                                            --------------------    -----------------
Total assets......................................................                  $1,144,756        $1,246,265
                                                                            --------------------    -----------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable..............................................                     $33,760           $35,801
    Other accrued liabilities.....................................                      30,609            26,398
    Accrued interest..............................................                       5,638            15,994
    Current portion of long-term debt.............................                       8,596            14,655
                                                                            --------------------    -----------------
Total current liabilities.........................................                      78,603            92,848
                                                                            --------------------    -----------------
Long-term debt, less current portion..............................                     549,558           651,945
Deferred revenue..................................................                      15,899            17,031
Non-current accrued expenses......................................                       1,936             1,847
Oil and natural gas collars.......................................                       1,343                 -
Deferred tax liability............................................                     105,304            99,707
Commitments and contingencies.....................................                           -                 -
Stockholders' equity:
    Common stock, $.10 par value; 100,000,000 shares
    authorized, 97,444,859 and 97,209,504 shares issued
    respectively at September 30, 2000 and
    June 30, 2000, respectively...................................                       9,746             9,723
    Additional paid-in capital....................................                     415,086           413,962
    Treasury stock, at cost; 416,666 shares at
    September 30, 2000 and June 30, 2000..........................                      (9,682)           (9,682)
    Accumulated other comprehensive income (loss).................                        (620)                8
    Retained earnings (deficit)...................................                     (22,417)          (31,124)
                                                                            --------------------    -----------------
Total stockholders' equity........................................                     392,113           382,887
                                                                            --------------------    -----------------
Total liabilities and stockholders' equity........................                  $1,144,756         1,246,265
                                                                            ====================    =================

  SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                           THREE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                     --------------------------------
                                                                                         2000             1999
                                                                                     ------------    ----------------
                                                                                      (THOUSANDS, EXCEPT PER SHARE
                                                                                                  DATA)
REVENUES:
     Well servicing.........................................................           $166,565          $130,817
     Contract drilling......................................................             22,145            16,458
     Oil and natural gas production.........................................              2,090             2,020
     Other, net.............................................................                879               597
                                                                                     ------------    ----------------
                                                                                        191,679           149,892
                                                                                     ------------    ----------------
COSTS AND EXPENSES:
     Well servicing.........................................................            111,686            99,214
     Contract drilling......................................................             17,458            14,271
     Oil and natural gas production.........................................              1,323             1,000
     Depreciation, depletion and amortization...............................             18,311            16,821
     General and administrative.............................................             14,367            13,912
     Bad debt expense.......................................................                194               477
     Interest...............................................................             16,111            17,388
                                                                                     ------------    ----------------
                                                                                        179,450           163,083
                                                                                     ------------    ----------------
     Income (loss) before income taxes......................................             12,229           (13,191)
     Income tax benefit (expense)...........................................             (4,719)            3,740
                                                                                     ------------    ----------------
INCOME (LOSS) BEFORE EXTRAORDINARY GAIN                                                   7,510            (9,451)
     Extraordinary  gain on extinguishment of debt, less applicable income
       taxes of $752........................................................              1,197                 -
                                                                                     ------------    ----------------
NET INCOME (LOSS)...........................................................             $8,707          $ (9,451)
                                                                                     ============    ================
EARNINGS (LOSS) PER SHARE:
     Basic - before extraordinary gain......................................              $0.08            $(0.11)
     Extraordinary gain, net of tax.........................................               0.01                 -
                                                                                     ------------    ----------------
     Basic - after extraordinary gain.......................................              $0.09            $(0.11)
                                                                                     ============    ================
     Diluted - before extraordinary gain....................................              $0.08            $(0.11)
     Extraordinary gain, net of tax.........................................               0.01                 -
                                                                                     ------------    ----------------
Diluted - after extraordinary gain..........................................              $0.09            $(0.11)
                                                                                     ============    ================
WEIGHTED AVERAGE SHARES OUTSTANDING:
     Basic..................................................................             96,880            82,738
     Diluted................................................................            100,472            82,738

  SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           THREE MONTHS ENDED
                                                                                              SEPTEMBER 30,
                                                                                     --------------------------------
                                                                                         2000             1999
                                                                                     ------------    ----------------
                                                                                               (THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................................................            $8,707         $(9,451)
  ADJUSTMENTS TO RECONCILE INCOME FROM OPERATIONS TO NET CASH PROVIDED
  BY (USED IN) OPERATIONS:........................................................
  Depreciation, depletion and amortization........................................            18,311          16,821
  Amortization of deferred debt costs and warrants................................             1,408           1,255
  Bad debt expense................................................................               194             477
  Deferred income taxes...........................................................             4,719          (3,740)
  Gain on sale of assets..........................................................                 1              (6)
  Extraordinary gain, net of tax..................................................            (1,197)              -
  Other non-cash items............................................................             1,461             916
  CHANGE IN ASSETS AND LIABILITIES, NET OF EFFECTS FROM THE ACQUISITIONS:
     (Increase) decrease in accounts receivable...................................           (15,451)        (20,677)
     (Increase) decrease in other current assets..................................             2,348          (3,733)
     Increase (decrease) in accounts payable, accrued interest and accrued expenses           (8,181)          3,928
     Other assets and liabilities.................................................               791            (185)
                                                                                           ------------     ---------
  Net cash provided by (used in) operating activities.............................            13,111         (14,395)
                                                                                           ------------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures - Well servicing...........................................           (10,929)         (3,722)
  Capital expenditures - Contract drilling........................................              (228)         (1,100)
  Capital expenditures - Oil and gas..............................................              (123)            (77)
  Capital expenditures - Other....................................................            (2,005)         (1,233)
  Proceeds from sale of fixed assets..............................................               102             127
  Notes receivable from related parties...........................................                 -          (1,915)
                                                                                           ------------     ---------
  Net cash from (used in) investing activities....................................           (13,183)         (7,920)
                                                                                           ------------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayment of long-term debt and capital lease obligations.......................          (111,328)         (1,314)
  Borrowings under line-of-credit.................................................             4,000          12,000
  Equity offering expenses........................................................              (163)              -
  Proceeds from stock options exercised...........................................               333               -
  Other...........................................................................                (8)            522
                                                                                           ------------     ---------
  Net cash provided by (used in) financing activities.............................          (107,166)         11,208
                                                                                           ------------     ---------
  Net increase (decrease) in cash and cash equivalents............................          (107,238)        (11,107)
  Cash and cash equivalents at beginning of period................................           109,873          23,478
                                                                                           ------------     ---------
  Cash and cash equivalents at end of period......................................            $2,635         $12,371

  SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.

            UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                      THREE MONTHS ENDED SEPTEMBER 30,
                                                                  -----------------------------------------
                                                                        2000                   1999
                                                                  ------------------    -------------------
                                                                                (THOUSANDS)
NET INCOME (LOSS)............................................            $8,707               $(9,451)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
    Derivative transition adjustment (See Note 8)............              (778)                    -
    Amortization of derivative transition adjustment
    See Note 8)..............................................               146                     -
    Foreign currency translation gain (loss), net of tax.....                 4                     -
                                                                  ------------------    -------------------
COMPREHENSIVE INCOME (LOSS), NET OF TAX                                  $8,079               $(9,451)
                                                                  ==================    ===================

            SEE THE ACCOMPANYING NOTES WHICH ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                            KEY ENERGY SERVICES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2000 AND 1999

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The consolidated financial statements of Key Energy Services, Inc. (the "Company") and its wholly-owned subsidiaries as of September 30, 2000 and for the three month periods ended September 30, 2000 and 1999 are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in this Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission. However, in the opinion of management, these interim financial statements include all the necessary adjustments to fairly present the results of the interim periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2000. The results of operations for the three month period ended September 30, 2000 are not necessarily indicative of the results of operations for the full fiscal year ending June 30, 2001.

RECLASSIFICATIONS AND ADJUSTMENTS

         Certain reclassifications have been made to the consolidated financial statements for the three month period ended September 30, 1999 to conform to the presentation for the three month period ended September 30, 2000.

2.       EARNINGS PER SHARE

         The Company accounts for earnings per share based upon Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Under SFAS 128, basic earnings per common share are determined by dividing net earnings applicable to common stock by the weighted average number of common shares actually outstanding during the period. Diluted earnings per common share is based on the increased number of shares that would be outstanding assuming exercise of dilutive stock options and warrants and conversion of dilutive outstanding convertible securities using the "as if converted" method.

                                                                                   THREE MONTHS ENDED SEPTEMBER 30,
                                                                                 -------------------------------------
                                                                                     2000                    1999
                                                                                 -------------            ------------
BASIC EPS COMPUTATION:

NUMERATOR

    Income (loss) before extraordinary gain........................              $    7,510               $  (9,451)
    Extraordinary gain, net of tax.................................                   1,197                       -
                                                                                 -------------            ------------
    Net income (loss)..............................................              $    8,707               $  (9,451)
                                                                                 =============            ============

DENOMINATOR

    Weighted average common shares outstanding.....................                  96,880                  82,738
                                                                                 -------------            ------------

BASIC EPS:

    Before extraordinary gain......................................              $     0.08               $   (0.11)
    Extraordinary gain, net of tax.................................                    0.01                       -
                                                                                 -------------            ------------

    After extraordinary gain.......................................              $     0.09               $   (0.11)
                                                                                 -------------            ------------

DILUTED EPS COMPUTATION:

NUMERATOR

    Income (loss) before extraordinary gain........................              $    7,510               $  (9,451)
    Effect of dilutive convertible securities, tax effected........                       5                       -
    Extraordinary gain, net of tax.................................                   1,197                       -
                                                                                 -------------            ------------

    Net income (loss)..............................................              $    8,712               $  (9,451)
                                                                                 -------------            ------------

DENOMINATOR

    Weighted average common shares outstanding.....................                  96,880                  82,738
    Warrants.......................................................                      75                       -
    Stock options..................................................                   3,437                       -
    7% Convertible Debentures......................................                      70                       -
    5% Convertible Notes...........................................                      10                       -
                                                                                 -------------            ------------
                                                                                    100,472                  82,738
                                                                                 -------------            ------------
DILUTED EPS:

    Before extraordinary gain......................................              $     0.08               $   (0.11)
    Extraordinary gain, net of tax.................................                    0.01                       -
                                                                                 -------------            ------------

    After extraordinary gain.......................................              $     0.09               $   (0.11)
                                                                                 =============            ============

         The earnings per share calculation for the three month period ended September 30, 1999 excludes the Company's convertible debt, outstanding warrants and stock options, because the effects of such instruments on earnings per share would be anti-dilutive.

3.       ACQUISITIONS

         There were no acquisitions by the Company during the three months ended September 30, 2000 or the three months ended September 30, 1999.

4.       STOCKHOLDERS' EQUITY

EQUITY OFFERING

         On June 30, 2000, the Company closed the public offering of 11,000,000 shares of common stock at $9.625 per share, or approximately $106 million (the "Equity Offering"). Net proceeds from the Equity Offering of approximately $101 million were used to repay a portion of the Company's term loan borrowings and revolving line of credit under its senior credit facility and to retire other long-term debt.

5.       COMMITMENTS AND CONTINGENCIES

         Various suits and claims arising in the ordinary course of business are pending against the Company. Management does not believe that the disposition of any of these items will result in a material adverse impact to the consolidated financial position, results of operations or cash flows of the Company.

6.       INDUSTRY SEGMENT INFORMATION

         The Company operates in three business segments: well servicing, contract drilling and oil and natural gas production.

         WELL SERVICING: The Company's operations provide well servicing (ongoing maintenance of existing oil and natural gas wells), workover (major repairs or modifications necessary to optimize the level of production from existing oil and natural gas wells) and production services (fluid hauling and fluid storage tank rental).

         CONTRACT DRILLING: The Company provides contract drilling services for major and independent oil companies onshore the continental United States, Argentina and Ontario, Canada.

         OIL AND NATURAL GAS PRODUCTION: The Company produces crude oil and natural gas, in the Permian Basin and Panhandle areas of West Texas.

                                                                              OIL AND
                                                 WELL         CONTRACT      NATURAL GAS       CORPORATE
                                              SERVICING       DRILLING      PRODUCTION         /OTHER        TOTAL
                                            --------------- ------------- ----------------  -------------  ---------
THREE MONTHS ENDED SEPTEMBER 30, 2000
Operating revenues........................    $166,565         $22,145         $2,090             $879     $191,679
Operating profit .........................      54,879           4,687            767              879       61,212
Depreciation, depletion and amortization..      15,689           1,806            570              246       18,311
Interest expense..........................         657               -              -           15,454       16,111
Net income (loss) before extraordinary
  gain*...................................      21,778             654            (13)         (14,909)       7,510
Identifiable assets.......................     634,123          87,850         35,234          191,373      948,580
Capital expenditures .....................      10,929             228            123            2,005       13,285

Three Months Ended September 30, 1999
Operating revenues........................    $130,817         $16,458         $2,020             $597     $149,892
Operating profit..........................      31,603           2,187          1,020              597       35,407
Depreciation, depletion and amortization..      14,282           1,782            570              187       16,821
Interest expense..........................         374               -              -           17,014       17,388
Net income (loss) *.......................       8,149            (722)           302          (17,180)      (9,451)
Identifiable assets.......................     648,420          76,833         36,196          187,888      949,337
Capital expenditures......................       3,722           1,100             77            1,233        6,132

--------------------
* Net income (loss) for the contract drilling segment includes a portion of well servicing general and administrative expenses allocated on a percentage of revenue basis.

         Operating revenues for the Company's foreign operations for the three months ended September 30, 2000 and 1999 were $11.6 million and $8.0 million, respectively. Operating profits for the Company's foreign operations for the three months ended September 30, 2000 and 1999 were $2.5 million and $1.5 million, respectively. The

Company had $63.7 million and $60.5 million of identifiable assets as of September 30, 2000 and 1999, respectively, related to foreign operations.

7.       VOLUMETRIC PRODUCTION PAYMENT

         In March 2000, Key sold a part of its future oil and natural gas production from Odessa Exploration Incorporated, its wholly owned subsidiary, for gross proceeds of $20 million pursuant to an agreement under which the purchaser is entitled to receive a share of the production from certain oil and natural gas properties in amounts ranging from 3,500 to 10,000 barrels of oil and 58,800 to 122,100 Mmbtu of natural gas per month over a six year period ending February 2006. The total volume of the forward sale is approximately 486,000 barrels of oil and 6.135 million Mmbtu of natural gas.

8.       DERIVATIVE INSTRUMENTS

         As of July 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by SFAS No. 137 and No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Company's balance sheet and measurement of those instruments at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge. For derivatives designated as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings.

         The Company periodically hedges a portion of its oil and natural gas production through collar agreements. The purpose of the hedges is to provide a measure of stability in the volatile environment of oil and natural gas prices and to manage exposure to commodity price risk under existing sales commitments. The Company's risk management objective is to lock in a range of pricing for expected production volumes. This allows the Company to forecast future earnings within a predictable range. The Company meets this objective by entering into a collar arrangement which allows for an acceptable cap and floor price.

         The Company does not enter into derivative instruments for any purpose other than for economic hedging. The Company does not speculate using derivative instruments. The Company has identified the following derivative instruments:

         Freestanding derivatives - On March 30, 2000 the Company entered into a collar arrangement for a 22 month time period whereby the Company will pay if the specified price is above the cap index and the counterparty will pay if the price should fall below the floor index. The combination of the floor and cap results in a determinable cash flow for those production streams over that time period.

         Prior to the adoption of SFAS No. 133, these collars were accounted for as cash flow type hedges. Accordingly, the transition adjustment resulted in recording a $778,000 liability for the fair value of the collars to accumulated other comprehensive income, of which $146,000 was recognized in earnings during the quarter. It is estimated that $470,000 of this transition adjustment will be recognized in earnings over the next twelve months. While this arrangement was intended to be an economic hedge, as of July 1, 2000 the Company had not documented the oil and natural gas collars as cash flow hedges and therefore has included a change of $565,000 for the increase in the fair value of the liability as of September 30, 2000 in other income and expense. As of October 1, 2000, the Company has documented these collars as cash flow hedges.

         Embedded derivatives - The Company is party to a production payment that meets the definition of an embedded derivative under SFAS No. 133. As of July 1, 2000, the Company has determined and documented that the production payment is excluded from the scope of SFAS No. 133 under the normal purchases/sales exclusion.